  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1996
                                                        REGISTRATION NO. 333-71

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                            AMENDMENT NO. 2 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                          KAISER ALUMINUM CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
              DELAWARE                            94-3030279
                                               (I.R.S. EMPLOYER
    (STATE OR OTHER JURISDICTION            IDENTIFICATION NUMBER)
  OF INCORPORATION OR ORGANIZATION)
                          5847 SAN FELIPE, SUITE 2600
                             HOUSTON, TEXAS 77057
                                (713) 267-3777
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ANTHONY R. PIERNO
                      VICE PRESIDENT AND GENERAL COUNSEL
                          KAISER ALUMINUM CORPORATION
                          5847 SAN FELIPE, SUITE 2600
                             HOUSTON, TEXAS 77057
                                (713) 267-3777
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
         JOHN WM. NIEMAND II                 HOWARD A. SOBEL, ESQ.
      ASSISTANT GENERAL COUNSEL            KRAMER, LEVIN, NAFTALIS,
     KAISER ALUMINUM CORPORATION            NESSEN, KAMIN & FRANKEL
        6177 SUNOL BOULEVARD                   919 THIRD AVENUE
    PLEASANTON, CALIFORNIA 94566           NEW YORK, NEW YORK 10022
           (510) 847-5790                       (212) 715-9100
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, as determined by market conditions and other factors.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                           PROPOSED       PROPOSED
                                           MAXIMUM        MAXIMUM
 TITLE OF EACH CLASS OF                 OFFERING PRICE   AGGREGATE      AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE       PER          OFFERING     REGISTRATION
     REGISTERED(1)       REGISTERED(1)      SHARE          PRICE           FEE
- -----------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share.........   10,000,000        (2)            (2)            (2)
- -----------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

(1) The shares of Common Stock offered hereby may be deliverable, among other things, upon the conversion, exchange or redemption of debt securities of MAXXAM Inc. (the "Exchangeable Securities") which are convertible, exchangeable or redeemable for Common Stock. This Registration Statement covers such indeterminate number of additional shares of Common Stock and such other equity securities of Kaiser that may become deliverable in exchange for, or upon redemption or conversion of, Exchangeable Securities by reason of stock splits, combinations, stock dividends, reclassifications, recapitalizations or other actions of Kaiser that modify its capital structure or by reason of any exchange by MAXXAM of lower voting shares for higher voting shares of Kaiser as may be permitted by the terms applicable to any Exchangeable Securities, as well as any such exchange of lower voting shares for higher voting shares.

(2) A registration fee in the amount of $44,182 was previously paid.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                          KAISER ALUMINUM CORPORATION

                               ----------------
                             CROSS REFERENCE SHEET

                 (SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-3
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K)

  1. Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....   Outside Front Cover Page of Prospectus;
                                                   Prospectus Supplement
  2. Inside Front and Outside Back Cover Pages
      of Prospectus.............................   Inside Front and Outside Back Cover Pages
                                                   of Prospectus; Available Information;
                                                   Incorporation of Certain Documents by
                                                   Reference; Prospectus Supplement
  3. Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges..............   The Company; Risk Factors; Selected
                                                   Historical Consolidated Financial Data
  4. Use of Proceeds............................   Use of Proceeds; Prospectus Supplement
  5. Determination of Offering Price............   Outside Front Cover Page of Prospectus;
                                                   Plan of Distribution; Prospectus Supplement
  6. Dilution...................................   *
  7. Selling Security Holder....................   Selling Stockholder; Prospectus Supplement
  8. Plan of Distribution.......................   Outside Front Cover Page of Prospectus;
                                                   Plan of Distribution; Prospectus Supplement
  9. Description of Securities to be Registered.   Description of Capital Stock; Prospectus
                                                   Supplement
 10. Interests of Named Experts and Counsel.....   Legal Matters; Experts
 11. Material Changes...........................   Risk Factors; Selected Historical
                                                   Consolidated Financial Data; Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   Business; Management; Prospectus Supplement
 12. Incorporation of Certain Information by
      Reference.................................   Incorporation of Certain Documents by
                                                   Reference
 13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................   *

- --------
* Not Applicable

PROSPECTUS

                               10,000,000 SHARES

                          KAISER ALUMINUM CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

  MAXXAM Inc., a Delaware corporation ("MAXXAM" or the "Selling Shareholder"), may offer from time to time up to 10,000,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Kaiser Aluminum Corporation, a Delaware corporation (the "Company" or "Kaiser"), owned by MAXXAM. When an offering of all or a part of the Common Stock offered hereby is made, a supplement to this Prospectus ("Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering of Common Stock, the initial offering price and the net proceeds to the Selling Stockholder of the sale thereof.

  The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "KLU". The closing sale price of the Common Stock on the NYSE on April 22, 1996, was $14.75 per share.

  Any statement contained in the Prospectus will be deemed to be modified or superseded by an inconsistent statement contained in the Prospectus Supplement.

SEE "RISK FACTORS," COMMENCING ON PAGE 3 OF THIS PROSPECTUS, FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Common Stock offered hereby may be sold directly to purchasers (including the offering of Common Stock in connection with any offering by MAXXAM of debt securities of its own which are convertible, exchangeable or redeemable into or for the Common Stock, and upon conversion, exchange or redemption of any such debt securities of MAXXAM) or through agents designated from time to time by MAXXAM or to or through one or more underwriters or dealers. If any agents of the Company or MAXXAM or any underwriters or dealers are involved in the sale of Common Stock in respect of which this Prospectus is being delivered, the names of such agents or underwriters or dealers and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement.

  This Prospectus may not be used to consummate sales of Common Stock unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is April 23, 1996

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock and 8.255% PRIDES, Convertible Preferred Stock, par value $.05 per share (the "PRIDES") are listed on the NYSE, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus.

  (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of any offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. The Company will provide a copy of any and all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein) without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to Kaiser Aluminum Corporation at 5847 San Felipe, Suite 2600, Houston, Texas 77057, Attention: Investor Relations Coordinator, telephone number: (713) 267-3675. Copies of exhibits will be made for a nominal fee, which covers the Company's copying costs.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or replaces such statement. Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

                                  THE COMPANY

  The Company is a direct subsidiary of MAXXAM. MAXXAM owns approximately 62% of the Common Stock, assuming the conversion of each outstanding share of PRIDES into one share of Common Stock. The Company operates through its wholly-owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). The Company maintains its principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057-3010 and its telephone number is (713) 267-3777. Unless the context otherwise requires, all references herein to the "Company" or "Kaiser" include Kaiser Aluminum Corporation and its majority owned and wholly owned subsidiaries. All references to tons in this Prospectus refer to metric tons of 2,204.6 pounds.

  Kaiser, through KACC, operates in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. Kaiser is one of the largest U.S. aluminum producers in terms of primary smelting capacity and is the Western world's second largest producer/seller of alumina, accounting for approximately 7% of the Western world's alumina capacity and approximately 8% of the Western world's alumina production in 1995. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina (approximately 2.0 million tons in 1995 or 72% of production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of production) to third parties.

FIRST QUARTER RESULTS OF OPERATIONS

  The Company's revenues from net sales to third parties was $531.1 million in the first quarter of 1996, compared to $513.0 million in the first quarter of 1995. Revenues increased in the first quarter of 1996 as compared to the first quarter of 1995 due principally to improved operating performance, increased shipments of alumina and primary aluminum, and higher realized prices for alumina and fabricated aluminum products, partially offset by lower realized prices for primary aluminum and lower shipments of fabricated aluminum products.

  Operating income for the first quarter of 1996 was $40.3 million compared to $32.6 million for the first quarter of 1995. The Company reported net income of $9.9 million, or $.11 per common and common equivalent share, for the first quarter of 1996, compared to net income of $3.5 million, or a loss of $.03 per common and common equivalent share, for the first quarter of 1995. The first quarter 1995 results reflect pre-tax expenses of approximately $17.0 million associated with an eight-day strike at five major U.S. locations, a six-day strike at the Company's 65%-owned Alpart alumina refinery in Jamaica, and a four-day disruption of alumina production at Alpart caused by a boiler failure.

                                  RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained in, and incorporated by reference in, this Prospectus and the accompanying Prospectus Supplement, before making an investment in the Common Stock. Information contained or incorporated by reference in this Prospectus or in the accompanying Prospectus Supplement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Aluminum Operations--Strategy" and "--Industry Overview," and "Legal Proceedings." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

SENSITIVITY TO PRICES

  The operating results of Kaiser and of the aluminum industry generally are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products. Kaiser's results also depend to a significant degree upon the volume and mix of all products sold and on KACC's hedging strategies. Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. Changes in the market price of primary aluminum also affect Kaiser's production costs of fabricated products because they influence the price of aluminum scrap purchased by Kaiser and Kaiser's labor costs, to the extent such costs are indexed to primary aluminum prices. Consequently, Kaiser has employed strategies to mitigate its exposure to possible declines in the market prices of alumina, primary aluminum, and fabricated aluminum products while retaining the ability to participate in favorable pricing environments that may materialize.

  As of December 31, 1995, Kaiser had sold approximately 75% and 45% of the alumina available to it in excess of its projected internal smelting requirements for 1996 and 1997, respectively. Approximately 56% of such alumina sold for 1996 and all of such alumina sold for 1997 has been sold at prices linked to the future prices of primary aluminum as a percentage of the price of primary aluminum ("Variable Price Contracts"), and approximately 44% of such alumina sold for 1996 has been sold at fixed prices ("Fixed Price Contracts"). The average realized prices of alumina sold under Variable Price Contracts will depend on future prices of primary aluminum, and the average realized prices of alumina sold under Fixed Price Contracts will substantially exceed the Company's manufacturing cost of alumina.

  KACC enters into primary aluminum hedging transactions with off-balance sheet risk in the normal course of business. The prices realized by KACC under certain sales contracts for alumina, primary aluminum, and fabricated aluminum products, as well as the costs incurred by KACC for certain items, such as aluminum scrap, rolling ingot, power, and bauxite, fluctuate with the market price of primary aluminum, together resulting in a "net exposure" of earnings. The primary aluminum hedging transactions are designed to mitigate the net exposure of earnings to declines in the market price of primary aluminum, while retaining the ability to participate in favorable pricing environments that may materialize. KACC has employed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. In respect of its 1996 anticipated net exposure, at December 31, 1995, KACC had purchased approximately 53,300 tons of primary aluminum at fixed prices as a partial hedge against approximately 161,100 tons of fabricated aluminum products sold to customers at fixed or capped prices, and had sold forward 15,750 tons of primary aluminum at fixed prices. Since December 31, 1995, KACC has modified its hedge positions in respect of its anticipated 1996, 1997, and 1998 production. As of March 31, 1996, KACC had sold forward 105,750 tons of primary aluminum at fixed prices, had purchased 53,025 tons of primary aluminum under forward purchase contracts at fixed prices, and had purchased put options to establish a minimum price for 96,000 tons of primary aluminum.

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Trends--Sensitivity to Prices and Hedging Programs" and Note 9 of the Notes to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS AND LITIGATION

  Kaiser and KACC are subject to a wide variety of international, federal, state and local environmental laws and regulations (the "Environmental Laws"), to fines or penalties assessed for alleged breaches of the Environmental Laws, and to claims and litigation based upon the Environmental Laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"). Under CERCLA and other related laws, past disposal of wastes, whether on-site or at other locations, may result in the imposition of clean-up obligations by federal or state regulatory authorities. KACC, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. In certain instances, KACC may be exposed to joint and several liability for remedial action or damages to natural resources, which could effectively expose KACC to liability for all costs associated with any such remedial actions irrespective of its degree of culpability for the environmental damages related thereto. For a discussion of certain KACC environmental litigation, see "Legal Proceedings--Environmental Litigation."

  Based on its evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. At December 31, 1995, the balance of such accruals, which is primarily included in Long-term liabilities, was $38.9 million. These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and Kaiser's assessment of the likely remediation action to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 million to $9.0 million for the years 1996 through 2000 and an aggregate of approximately $10.0 million thereafter. As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to approximately $23.0 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months.

  KACC is also a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At March 31, 1996, the number of such claims pending was approximately 66,200, as compared with 59,700 at December 31, 1995. In 1995, approximately 41,700 of such claims were received and 7,200 settled or dismissed and, during the first quarter of 1996, approximately 8,800 of such claims were received and 2,300 settled or dismissed. KACC has been advised by its regional counsel that, although there can be no assurance, the increase in pending claims during 1995 may have been attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, was designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995, and November 30, 1995, were filed in Texas prior to September 1, 1995.

  Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1 million, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1995. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 million to $20.0 million for each of the years 1996 through 2000, and an aggregate of approximately $78.0 million thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

  The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1995.

  While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

  The Company and KACC are defendants in a variety of actions, as described or referred to in "Legal Proceedings." Certain of these actions make claims for substantial damages against the Company or KACC. Adverse determinations and/or unfavorable settlements with respect thereto could materially adversely affect the Company's consolidated financial position, results of operations, and/or liquidity.

  See "Business--Environmental Matters," "Legal Proceedings," and Note 8 of the Notes to Consolidated Financial Statements.

LEVERAGE

  Kaiser is highly leveraged, with total consolidated indebtedness of $758.1 million and stockholders' equity of $57.7 million at December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Kaiser's leverage is substantially greater than the leverage of most of its North American competitors, which generally have greater financial resources than Kaiser. Due to its highly leveraged condition, Kaiser is more sensitive than less leveraged companies to factors affecting its operations, including changes in the prices for its products, the availability of power and the rates charged for power at its various facilities, and general economic conditions.

CONTROLLING STOCKHOLDER AND POSSIBLE EFFECTS

  As of the date of this Prospectus, MAXXAM owns approximately 62% of the outstanding Common Stock, assuming the conversion of each outstanding share of PRIDES into one share of Common Stock, with public stockholders owning the balance. Accordingly, MAXXAM will be able to control the outcome of all matters required to be submitted to Kaiser's stockholders for approval, including decisions relating to the election of the directors of Kaiser, the determination of day-to-day corporate and management policies of Kaiser, the merger or acquisition of Kaiser, the sale of substantially all of the assets of Kaiser and other significant corporate transactions. In addition, such concentration of ownership may discourage third parties from seeking to acquire control of Kaiser, which may adversely affect the market price of Kaiser's equity securities. Mr. Charles E. Hurwitz, Chairman of the Board, President and Chief Executive Officer of MAXXAM, together with a wholly-owned subsidiary of Federated Development Company ("Federated"), a New York business trust that is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof, collectively own approximately 60.7% of the aggregate voting power of MAXXAM.

POSSIBLE EQUITY RECAPITALIZATION

  The Company's Board of Directors has approved a proposed recapitalization (the "Proposed Recapitalization"). The Proposed Recapitalization would, among other things, (i) provide for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share ("Class A Common Shares") and a new, lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share ("Recap Common Stock"); (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of the Company's existing Common Stock and authorize an additional 250 million shares of Recap Common Stock; and (iii) reclassify each issued share of the Company's existing Common Stock into (a) .33 of a Class A Common Share and
(b) .67 of a share of Recap Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Structure" and "Description of Capital Stock-- Possible Equity Recapitalization" for further information regarding the Proposed Recapitalization, including its purposes.

  A special stockholders' meeting to consider the Proposed Recapitalization was scheduled for April 10, 1996. On March 19, 1996, a lawsuit was filed in the Delaware Court of Chancery which, among other things, sought to enjoin the Proposed Recapitalization. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoined the Company from implementing the Proposed Recapitalization. On April 10, 1996, the Company called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted the Company's motion to consider, on an expedited basis, the Company's appeal of the preliminary injunction. See "Legal Proceedings--Other Proceedings--Matheson et al. v. Kaiser Aluminum Corporation et al." for further information regarding this lawsuit.

  The Court's ruling does not prohibit a vote on the Proposed Recapitalization. The Proposed Recapitalization could be implemented if the preliminary injunction is lifted or reversed. While the Board of Directors of the Company has determined that implementation of the Proposed Recapitalization is in the best interests of the Company, the Proposed Recapitalization may also be considered to have the disadvantages described below.

  Change of Control Provisions. One purpose of the Proposed Recapitalization is to lessen the likelihood of the occurrence of any repurchase obligation under the Indentures with respect to KACC's 9 7/8% Senior Notes due 2002 (the "Senior Notes") and 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4 Notes" and together with the Senior Notes, the "KACC Notes"), which would arise upon the occurrence of a change of control of KACC. However, even if MAXXAM were to cease to beneficially own the entire 10,000,000 shares of Common Stock covered by this Prospectus, MAXXAM would indirectly hold sufficient Voting Stock (as defined in the Indentures governing KACC's Senior Notes and the 12 3/4% Notes) of KACC so that no change of control or repurchase obligation would be caused thereby under either of the Indentures. A Change in Control, as defined in KACC's 1994 Credit Agreement (as defined below) might occur if MAXXAM ceased to own substantially all of the shares of Common Stock covered by this Prospectus, which Change in Control would be an Event of Default under the 1994 Credit Agreement in the absence of an amendment to, or waiver from the lenders under, the 1994 Credit Agreement. MAXXAM has advised the Company that MAXXAM would not consummate any transaction if such transaction would cause an Event of Default by reason of the occurrence of a Change in Control under the 1994 Credit Agreement; however, no assurance can be given that such a transaction will not take place.

  Effect on Market Value and Price. The Special Committee of the Company's Board of Directors which was appointed to consider a possible recapitalization retained legal counsel and an investment banking firm to advise it. Based on the advice of such investment banking firm, the Company anticipates that the combined market value of Class A Common Shares and the Recap Common Stock immediately after the effective time of the Proposed Recapitalization would not be materially less than the market value of existing Common Stock immediately prior to the announcement of the Proposed Recapitalization, but there can be no assurance as to the trading prices of either class. It is possible that either the Class A Common Shares or the Recap Common Stock may trade from time to time at a premium or discount to the other.

  Change of Control Impact. In the event that the Proposed Recapitalization is implemented and after the PRIDES are converted or redeemed, MAXXAM could retain a majority of the voting power of the Company even if it reduced its total holdings of the Company's equity securities by more than two-thirds. By permitting MAXXAM to sell Recap Common Stock while retaining Class A Common Shares, implementation of the Proposed Recapitalization could limit the future circumstances in which a sale or transfer of equity by MAXXAM could lead to a merger proposal or tender offer or to a proxy contest for the removal of incumbent directors. Consequently, the Proposed Recapitalization may deprive stockholders of the Company of an opportunity to sell their shares at a premium over prevailing market prices in a change of control transaction and may also make it more difficult to replace the current members of the Board of Directors and the management of the Company.

  Effect on Relative Ownership and Voting Power. In the event that the Proposed Recapitalization is implemented, each share of Common Stock would be reclassified into .33 of a Class A Common Share and .67 of a share of Recap Common Stock. Each Class A Common Share would have one vote per share, each share of Recap Common Stock would have 1/10 vote per share and each share of PRIDES would continue to be entitled to 4/5 of a vote. As a result, the relative voting power of the holders of PRIDES would increase from 8.8% to 19.6% of the total votes and the aggregate voting power of the holders of the Class A Common Shares and Recap Common Stock would be 80.4% of the total votes (as compared to the 91.2% of the total votes held by the holders of existing Common Stock as of the date of this Prospectus). Following conversion or redemption of the PRIDES, the relative voting power held by former holders of the PRIDES would be approximately the same as it would have been in the absence of the Proposed Recapitalization. The PRIDES are redeemable on or after December 31, 1996 and, if not previously redeemed, each outstanding share of PRIDES will automatically convert into one share of Common Stock on December 31, 1997.

  Effect on Trading Market. MAXXAM has advised the Company that if it decides to sell any capital stock of Kaiser should the Proposed Recapitalization be implemented, it is more likely over time to sell Recap Common Stock than Class A Common Shares. Any issuance of additional shares of Recap Common Stock by the Company or sales of Recap Common Stock by stockholders, including MAXXAM, may serve to increase market activity in the Recap Common Stock relative to the Class A Common Shares. Greater market activity may result in increased volatility in pricing and could enlarge any price differential, either high or lower, between the Recap Common Stock and the Class A Common Shares.

OTHER SHARES ELIGIBLE FOR FUTURE SALE

  As of the date of this Prospectus, MAXXAM owns 50,000,000 shares of Common Stock (the "MAXXAM Common Stock"). MAXXAM has pledged 28 million of such shares of Common Stock as security for approximately $225.7 million aggregate principal amount (at maturity) of the debt of its wholly-owned subsidiary, MAXXAM Group Inc. ("MGI"). Further, MAXXAM has entered into a demand loan and pledge agreement with Custodial Trust Company which provides for up to $25.0 million in borrowings, of which no amounts were outstanding at the date of this Prospectus, which agreement contains a negative pledge on the remaining 22,000,000 of such shares of Common Stock (the terms of which provide that MAXXAM may sell MAXXAM Common Stock upon 24 hours notice to Custodial Trust Company). Sales of such unpledged stock by MAXXAM may not be made in a public distribution unless registered under the Securities Act or sold pursuant to Rule 144 thereunder. Sales of substantial amounts of the MAXXAM Common Stock in the public market, and the possibility that such sales may be made, could adversely affect the prevailing market price of Kaiser's equity securities.

FOREIGN ACTIVITIES

  Kaiser's operations are located in many foreign countries, including Australia, Canada, China, Ghana, Jamaica, and the United Kingdom. Foreign operations in general may be more vulnerable than domestic operations due to a variety of political and other risks. See "Business-- Production Operations" and "--Operations in China."

RESTRICTIONS ON AND FACTORS AFFECTING ABILITY TO PAY DIVIDENDS

  Kaiser conducts all of its operations through KACC. Under the Credit Agreement, dated as of February 15, 1994, among KACC, Kaiser, the financial institutions which are party thereto, and BankAmerica Business Credit, Inc., as Agent (as amended, the "1994 Credit Agreement"), Kaiser is not permitted to pay any dividends on its Common Stock. In addition, the declaration and payment of dividends by KACC on its shares of common stock are subject to certain limitations under the 1994 Credit Agreement and under the Indentures in respect of the KACC Notes.

POWER SUPPLY

  Electric power represents an important production cost for KACC at its aluminum smelters. In 1995, electric power purchase agreements for KACC's facilities in the Pacific Northwest were successfully restructured. From 1981 until 1995, electric power for KACC's Mead and Tacoma smelters was purchased exclusively from the Bonneville Power Administration (the "BPA") by KACC under a contract which expires in 2001. In April 1995, the BPA agreed to allow each of its direct service industrial customers (the "DSIs"), which include KACC, to purchase a portion of its requirement for electric power from sources other than the BPA beginning October 1, 1995. In June 1995, KACC entered into an agreement with The Washington Water Power Company (the "WWP") to purchase up to 50 megawatts of electric power for its Northwest facilities for a five-year term beginning October 1, 1995. KACC is receiving power under that contract, which power displaces a portion of KACC's interruptible power from the BPA. In addition, in 1995 KACC entered into a new power purchase contract with the BPA, which amends the existing BPA power contract and which contemplates reductions during 1996 in the amount of power which KACC is obligated to purchase from the BPA and which the BPA is obligated to sell to KACC, and the replacement of such power with power to be purchased from other suppliers. KACC is negotiating power purchase agreements for such power with suppliers other than the BPA. Contracts for the purchase of all power required by KACC's Mead and Tacoma smelters and Trentwood rolling mill for 1996, and for approximately one-half of such power for the period 1997-2000, have been finalized. Two lawsuits were filed in December 1995 against the BPA by various parties, one of which petitions for a review of the BPA's "Record of Decision on Direct Service Industrial Customer Requirements Power Sales Contract" issued on September 28, 1995, and one of which petitions for review of, and to set aside, suspend, or modify, the action of the BPA to decide to offer five-year "block" power sales to the DSIs. The effect of such lawsuits, if any, on KACC's new power purchase contract with the BPA is not known. Certain of the DSIs, including KACC, have intervened in the two lawsuits.

  In 1995, KACC also entered into agreements with the BPA and with the WWP, with terms ending in 2001, under which the BPA and the WWP would provide to KACC transmission services for power purchased from sources other than the BPA. The term of the transmission services agreement with the BPA was subsequently extended for an additional fifteen years, which extension has been challenged. Four lawsuits have been filed against the BPA by various parties, which lawsuits either challenge the BPA's record of decision offering such an extension agreement to the DSIs or challenge the BPA's Business Plan Environmental Impact Statement record of decision in connection therewith. Certain of the DSIs, including KACC, have intervened in the four lawsuits.

  KACC manages, and owns a 90% interest in, the Volta Aluminium Company Limited ("Valco") aluminum smelter in Ghana. Power for the Valco smelter is supplied under an agreement which expires in 2017. The agreement indexes two-thirds of the price of the contract quantity of power to the market price of primary aluminum. The agreement also provides for a review and adjustment of the base power rate and the price index every five years. The most recent review was completed in April 1994 for the 1994-1998 period.

Valco has entered into an agreement with the government of Ghana under which Valco has been assured (except in cases of force majeure) that it will receive sufficient electric power to operate at its current level of three and one-half potlines through December 31, 1996. Kaiser believes that, assuming normal rainfall during 1996, Valco should have available sufficient electric power to operate at its current level through 1996, although no assurance can be given that such power will be available. KACC also owns a 49% interest in the Anglesey Aluminium Limited ("Anglesey") aluminum smelter and port facility at Holyhead, Wales. Power for the Anglesey aluminum smelter is supplied under an agreement which expires in 2001.

  See "Business--Production Operations--Primary Aluminum Products."

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Common Stock offered by MAXXAM.

               COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

  Kaiser's existing Common Stock has been listed and traded on the NYSE under the symbol "KLU" since July 1991. The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock, as reported on the NYSE.

                                                                    HIGH   LOW
                                                                   ------ ------
YEAR ENDED DECEMBER 31, 1994:
  First quarter................................................... 12 1/2     9
  Second quarter.................................................. 10 1/2  8 1/4
  Third quarter................................................... 11 5/8  9 1/2
  Fourth quarter.................................................. 12 3/8  9 3/4
YEAR ENDED DECEMBER 31, 1995:
  First quarter................................................... 11 7/8 10 1/8
  Second quarter..................................................    14  10 1/2
  Third quarter...................................................    21  13 7/8
  Fourth quarter.................................................. 15 3/4 10 3/4
YEAR ENDED DECEMBER 31, 1996:
  First Quarter................................................... 16 1/8    12

  The Company paid a quarterly dividend of $.05 per share of Common Stock, commencing with its initial public offering during the third quarter of 1991 and continuing through the fourth quarter of 1992. The Company did not declare any dividends on the Common Stock in 1993, 1994 and 1995, and has not declared any dividends in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources-- Financing Activities." The 1994 Credit Agreement does not permit either Kaiser or KACC to pay dividends on their common stock. The declaration and payment of dividends by KACC on its shares of common stock are also subject to certain covenants in the indentures relating to the KACC Notes. See "Risk Factors-- Restrictions on and Factors Affecting Ability to Pay Dividends."

                                 CAPITALIZATION

  The following table summarizes the consolidated capitalization of the Company at December 31, 1995. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere herein.

                                                          DECEMBER 31, 1995
                                                       ------------------------
                                                       (IN MILLIONS OF DOLLARS)
Short-term debt (1):..................................          $  8.9
                                                                ------
Long-term debt (1):
  1994 Credit Agreement (2)...........................            13.1
  9 7/8% Senior Notes (net of discount of $1.2).......           223.8
  Pollution Control and Solid Waste Disposal
   Facilities Obligations
   (less current portion of $1.2).....................            35.7
  Alpart CARIFA Loan..................................            60.0
  Alpart Term Loan (less current portion of $6.3).....             6.2
  12 3/4% Senior Subordinated Notes...................           400.0
  Other borrowings (less current portion of $1.4).....            10.4
                                                                ------
    Total long-term debt..............................           749.2
                                                                ------
Minority interests....................................           122.7
                                                                ------
Stockholders' Equity:
  Preferred stock.....................................              .4
  Common stock........................................              .7
  Additional capital..................................           530.3
  Accumulated deficit.................................          (459.9)
  Additional minimum pension liability................           (13.8)
                                                                ------
    Total stockholders' equity........................            57.7
                                                                ------
      Total capitalization............................          $938.5
                                                                ======

- --------
(1) Does not give effect to $88.9 of guaranteed unconsolidated joint venture indebtedness of the Company and $22.2 of other guarantees and letters of credit. For a description of the Company's long term debt, see Note 4 of the Notes to Consolidated Financial Statements.
(2) As of December 31, 1995, $259.3 (of which $72.4 could have been used for letters of credit) was available to the Company under the 1994 Credit Agreement.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the years ended December 31, 1995, 1994, 1993, 1992, and 1991, are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants.

                                         YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------
                             1995        1994        1993           1992        1991
                          ----------  ----------  ----------     ----------  ----------
                            (IN MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
Operating Data:
 Net sales..............  $  2,237.8  $  1,781.5  $  1,719.1     $  1,909.1  $  2,000.8
 Cost of products sold..     1,798.4     1,625.5     1,587.7        1,619.3     1,594.2
 Gross profit...........       439.4       156.0       131.4          289.8       406.6
 Depreciation...........        94.3        95.4        97.1           80.3        73.2
 Selling,
  administrative,
  research and
  development and
  general...............       134.5       116.8       121.9          119.6       117.4
 Operating income
  (loss)................       210.6       (56.2)     (123.4)          89.9       216.0
 Interest expense.......        93.9        88.6        84.2           78.7        93.9
 Income (loss) before
  income taxes, minority
  interests,
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles............       102.6      (152.1)     (208.5)          32.1       142.4
 Income (loss) before
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles............        60.3      (101.4)     (123.1)          26.9       108.4
 Net income (loss)......        60.3      (106.8)     (652.2)(1)       26.9       108.4
 Dividends on preferred
  stock.................        17.6        20.1         6.3
 Net income (loss)
  available to common
  shareholders..........        42.7      (126.9)     (658.5)          26.9       108.4
 Earnings (loss) per
  common and common
  equivalent share
  before extraordinary
  loss and cumulative
  effect of changes in
  accounting
  principles(2).........  $      .69  $    (2.09) $    (2.25)    $      .47  $     2.03
 Earnings (loss) per
  common and common
  equivalent share(2):
 Primary................  $      .69  $    (2.18) $   (11.47)    $      .47  $     2.03
 Fully diluted..........  $      .72
Other Data:
 Summary cash flow
  information(3):
 Cash provided by (used
  for) operating
  activities............       118.7       (22.1)       36.9           31.8       140.9
 Cash (used for)
  investing activities..       (79.8)      (65.9)      (54.6)         (88.3)     (109.3)
 Cash provided by (used
  for) financing
  activities............       (34.6)       90.9        13.3           59.8       (39.7)
 EBITDA(4)..............       304.9        39.2       (26.3)         170.2       289.2
Weighted average number
 of common and common
 equivalent shares
 outstanding (in
 thousands)(2):
 Primary................      62,264      58,139      57,423         57,250      53,297
 Fully diluted..........      71,809
Dividends declared:
 Per common share.......                                         $      .20  $     1.10
 Per Depositary Share...  $      .47  $      .65  $      .33
 Per share of PRIDES....  $      .97  $      .85
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends(5)...........         1.8x                                   1.3x        2.3x
Fixed charge and
 preferred stock
 dividend coverage
 deficiency.............              $    160.5  $    215.7

                                               DECEMBER 31,
                               --------------------------------------------
                                 1995     1994     1993     1992     1991
                               -------- -------- -------- -------- --------
                                           (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
 Working capital.............. $  331.7 $  259.7 $  278.6 $  310.3 $  242.2
 Total assets.................  2,813.2  2,698.1  2,527.9  2,172.6  2,134.1
 Long-term liabilities........    548.5    495.5    501.8    281.7    212.9
 Accrued postretirement
  medical benefit obligation,
  less current portion........    734.0    734.9    713.1
 Long-term debt, less current
  portion.....................    749.2    751.1    720.2    765.1    681.5
 Minority interests...........    122.7    116.2    105.0    104.9    108.9
 Total stockholders' equity...     57.7     17.3     29.4    565.2    555.8

- -------
(1) Includes extraordinary loss on early extinguishment of debt of $21.8, net of tax benefit of $11.2 and cumulative effect of changes in accounting principles of $507.3, net of tax benefit of $237.7. See Note 1 of the Notes to Consolidated Financial Statements.
(2) As a result of the conversion of the Company's Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Stock") and the simultaneous redemption of the $.65 Depositary Shares, each representing one-tenth of a share of Series A Stock, during 1995, fully diluted earnings per share are presented even though the results are antidilutive. For the 1994 and 1993 periods, common equivalent shares attributable to preferred stock and non-qualified stock options were excluded from the calculation of weighted average shares because they were antidilutive.

(3) Reference is made to the Statement of Cash Flows contained in the Company's Consolidated Financial Statements contained elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing, and financing activities prepared in accordance with generally accepted accounting principles. Because the Company operates through subsidiaries and the indentures and credit agreement governing the Company's indebtedness contain covenants which, among other things, limit the Company's ability to pay cash dividends and restrict transactions between Kaiser and its affiliates, such cash flows would generally not be available to service the Company's obligations. See "Risk Factors-- Restrictions on and Factors Affecting Ability to Pay Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Structure" and "-- Financing Activities."
(4) EBITDA means operating income plus depreciation and depletion. EBITDA is not intended to represent cash flow, an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles; it is included here because management believes that certain investors find it a useful tool in the determination of an entity's ability to service debt.
(5) For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of the sum of
    (i) income (loss) before extraordinary loss and cumulative effect of changes in accounting principles of the Company and its consolidated subsidiaries, (ii) undistributed (earnings) losses of less-than-fifty-percent-owned companies, (iii) minority interest share of income (losses) of majority-owned subsidiaries that have fixed charges, (iv) consolidated provision for income taxes, (v) minority interest share of tax provision (credit) of majority-owned subsidiaries that have fixed charges, (vi) fixed charges, excluding capitalized interest, (vii) equity in losses of less-than-fifty-percent-owned companies where the Company has guaranteed the debt of such companies, and (viii) previously capitalized interest amortized during the period. Fixed charges consist of the sum of interest expense, amortization of deferred financing costs, the portion of rents representative of the interest factor, preferred stock dividend requirements, interest expense related to the guaranteed debt of less-than-fifty-percent-owned companies incurring a loss, and capitalized interest.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   (IN MILLIONS OF DOLLARS, EXCEPT SHIPMENTS, PRICES, AND PER SHARE AMOUNTS)

RESULTS OF OPERATIONS

  The Company, through KACC, operates in two business segments: bauxite and alumina, and aluminum processing. The Company's operating results are sensitive to changes in prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on KACC's hedging strategies. See "Risk Factors-- Sensitivity to Prices." The following table provides selected operational and financial information for the years ended December 31, 1995, 1994, and 1993. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its other facilities. Intracompany shipments and sales are excluded from the information set forth below. The following should be read in conjunction with the Company's Consolidated Financial Statements contained elsewhere herein.

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  --------  --------
                                                   (IN MILLIONS OF DOLLARS,
                                                     EXCEPT SHIPMENTS AND
                                                           PRICES)
Shipments: (000 tons)(1)
  Alumina........................................  2,040.1   2,086.7   1,997.5
  Aluminum products:
    Primary aluminum.............................    271.7     224.0     242.5
    Fabricated aluminum products.................    368.2     399.0     373.2
                                                  --------  --------  --------
      Total aluminum products....................    639.9     623.0     615.7
                                                  ========  ========  ========
Average realized sales price:
  Alumina (per ton).............................. $    208  $    169  $    169
  Primary aluminum (per pound)...................      .81       .59       .56
Net sales:
  Bauxite and alumina:
    Alumina...................................... $  424.8  $  352.8  $  338.2
    Other(2)(3)..................................     89.4      79.7      85.2
                                                  --------  --------  --------
      Total bauxite and alumina..................    514.2     432.5     423.4
                                                  --------  --------  --------
  Aluminum processing:
    Primary aluminum.............................    488.0     292.0     301.7
    Fabricated aluminum products.................  1,218.6   1,043.0     981.4
    Other(3).....................................     17.0      14.0      12.6
                                                  --------  --------  --------
      Total aluminum processing..................  1,723.6   1,349.0   1,295.7
                                                  --------  --------  --------
        Total net sales.......................... $2,237.8  $1,781.5  $1,719.1
                                                  ========  ========  ========
Operating income (loss):
  Bauxite and alumina............................ $   54.0  $   19.8  $   (4.5)
  Aluminum processing............................    238.9      (8.4)    (46.3)
  Corporate......................................    (82.3)    (67.6)    (72.6)
                                                  --------  --------  --------
    Total operating income (loss)................ $  210.6  $  (56.2) $ (123.4)
                                                  ========  ========  ========
Income (loss) before extraordinary loss and
 cumulative effect of changes in accounting
 principles...................................... $   60.3  $ (101.4) $ (123.1)
Extraordinary loss on early extinguishment of
 debt, net of tax benefit of $2.9 and $11.2 for
 1994 and 1993, respectively.....................               (5.4)    (21.8)
Cumulative effect of changes in accounting
 principles, net of tax benefit of $237.7........                       (507.3)
                                                  --------  --------  --------
Net income (loss)................................ $   60.3  $ (106.8) $ (652.2)
                                                  ========  ========  ========
Capital expenditures............................. $   79.4  $   70.0  $   67.7
                                                  ========  ========  ========

- --------
(1) All references to tons refer to metric tons of 2,204.6 pounds.
(2) Includes net sales of bauxite.
(3) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

 NET SALES

  Bauxite and Alumina--Revenue from net sales to third parties for the bauxite and alumina segment was 19% higher in 1995 than in 1994 and 2% higher in 1994 than in 1993. Revenue from alumina increased 20% in 1995 from 1994, due to higher average realized prices partially offset by lower shipments. The remainder of the segment's sales revenues were from sales of bauxite and the portion of sales of alumina attributable to the minority interest in the Company's 65%-owned Alumina Partners of Jamaica ("Alpart") alumina refinery in Jamaica.

  Aluminum Processing--Revenue from net sales to third parties for the aluminum processing segment was 28% higher in 1995 than in 1994 and 4% higher in 1994 than in 1993. The bulk of the segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder representing the portion of sales of primary aluminum attributable to the minority interest in the Company's 90%-owned Valco aluminum smelter in Ghana. Revenue from primary aluminum increased 67% in 1995 from 1994, due primarily to higher average realized prices and higher shipments. In 1995, the Company's average realized price from sales of primary aluminum was approximately $.81 per pound, compared to the average Midwest United States transaction price of approximately $.86 per pound during the year. The higher shipments of primary aluminum were due to increased production at the Company's smelters in the Pacific Northwest and Valco, and reduced intracompany consumption of primary metal at the Company's fabricated products units. The increase in revenue for 1995 was partially offset by decreased shipments caused by the strike by the United Steelworkers of America ("USWA") discussed below. Revenue from primary aluminum decreased 3% in 1994 from 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices in respect of 1994 shipments, which was initiated prior to then-recent improvements in metal prices. Shipments in 1994 reflected production curtailments at the Company's smelters in the Pacific Northwest and Valco. Shipments of primary aluminum to third parties were approximately 42% of total aluminum products shipments in 1995, compared with approximately 36% in 1994 and 39% in 1993. Revenue from fabricated aluminum products increased 17% in 1995 from 1994, due to higher average realized prices partially offset by lower shipments for most of these products. Revenue from fabricated aluminum products increased 6% in 1994 from 1993, principally due to increased shipments of most of these products.

 OPERATING INCOME (LOSS)

  Improved operating results in 1995 were partially offset by expenses related to the Company's smelting joint venture in China, accelerated expenses on the Company's micromill technology, maintenance expenses as a result of an electrical lightning strike at the Company's Trentwood, Washington, facility, and a work slowdown at the Company's 49%-owned Kaiser Jamaica Bauxite Company prior to the signing of a new labor contract. The combined impact of these expenditures on the results for 1995 was approximately $6.0 million in the aggregate (on a pre-tax basis). Operating results in 1995 were further impacted by (i) an eight-day strike at five major domestic locations by the USWA, (ii) a six-day strike by the National Workers Union at Alpart, and (iii) a four-day disruption of alumina production at Alpart caused by a boiler failure. The combined impact of these events on the results for 1995 was approximately $17.0 million in the aggregate (on a pre-tax basis) principally from lower production volume and other related costs. In 1993, the Company recorded a pre-tax charge of $35.8 million related to restructuring charges and a pre-tax charge of $19.4 million because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated aluminum products.

  Bauxite and Alumina--This segment's operating income was $54.0 million in 1995, compared with $19.8 million in 1994 and a loss of $4.5 million in 1993. The increase in operating income in 1995 compared with 1994 was principally due to higher revenue, partially offset by the effect of the strike and boiler failure. In 1994, compared with 1993, operating income was favorably affected by increased shipments and lower manufacturing costs.

  Aluminum Processing--This segment's operating income was $238.9 million in 1995, compared with losses of $8.4 million in 1994 and $46.3 million in 1993. Improvement in operating results in 1995 compared with 1994 was principally due to higher revenue, partially offset by the effect of the strike by the USWA. The decrease in operating loss in 1994 compared with 1993 was caused principally by the $35.8 million restructuring charges, increased shipments of fabricated aluminum products, and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum.

  Corporate--Corporate operating expenses of $82.3 million, $67.6 million, and $72.6 million in 1995, 1994, and 1993, respectively, represented corporate general and administrative expenses that were not allocated to segments.

 NET INCOME (LOSS)

  The Company reported net income of $60.3 million or $.69 per common and common equivalent share ($.72 on a fully diluted basis) in 1995, compared with a net loss of $106.8 million or $2.18 per common and common equivalent share in 1994 and a net loss of $652.2 million or $11.47 per common and common equivalent share in 1993. The principal reason for the improvement in 1995 compared to 1994 was the improvement in operating results previously described, partially offset by other charges, principally related to the establishment of additional litigation reserves. The principal reasons for the reduced net loss in 1994 compared with 1993 were the reduction in the operating loss previously described and the cumulative effect of changes in accounting principles of $507.3 million related to adoption of Statement of Financial Accounting Standards No. 106, 109, and 112 as of January 1, 1993. For a discussion of such changes and an explanation of fully diluted earnings per share, see Note 1 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

 CAPITAL STRUCTURE

  On February 17, 1994, the Company and KACC entered into the 1994 Credit Agreement. The 1994 Credit Agreement consists of a $325.0 million five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable plus eligible inventory. As of March 31, 1996, $166.8 million (of which $71.5 million could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Company's Gramercy alumina plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

  In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Stock. On September 19, 1995, the Company redeemed all 1,938,295 Series A Stock, which resulted in the simultaneous redemption of all Depositary Shares, in exchange for (i) 13,126,521 shares of the Company's Common Stock and (ii) $2.8 million in cash comprised of (a) an amount equal to all accrued and unpaid dividends, and (b) cash in lieu of any fractional shares of Common Stock that would have otherwise been issuable.

  In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of the PRIDES. The net proceeds from the sale of the shares of PRIDES were approximately $100.1 million. On February 17, 1994, KACC issued $225.0 million of Senior Notes.

  The obligations of KACC with respect to the Senior Notes and the 12 3/4% Notes (see Note 4 of the Notes to Consolidated Financial Statements) are guaranteed, jointly and severally, by certain subsidiaries of KACC. The Indentures governing the Senior Notes and the 12 3/4% Notes restrict, among other things, KACC's ability to incur debt, undertake transactions with affiliates, and pay dividends.

  Management believes that the Company's existing cash resources, together with cash flows from operations and borrowings under the 1994 Credit Agreement, will be sufficient to satisfy its working capital and capital expenditure requirements for the next year. With respect to long-term liquidity, management believes that operating cash flows, together with the ability to obtain both short and long-term financing, should provide sufficient funds to meet the Company's working capital and capital expenditure requirements. See "Risk Factors."

  The Company's Board of Directors has approved the Proposed Recapitalization which would, among other things, (i) provide for two classes of common stock: the Class A Common Shares, $.01 par value, with one vote per share and the new, lesser-voting Recap Common Stock, $.01 par value, with 1/10 vote per share;
(ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing Common Stock and authorize an additional 250 million shares of Recap Common Stock; and (iii) reclassify each issued share of the Company's existing Common Stock, par value $.01 per share, into (a) .33 of a Class A Common Share and (b) .67 of a share of Recap Common Stock. The Company would pay cash in lieu of fractional shares. The Company anticipates that both the Class A Common Shares and the Recap Common Stock will be approved for trading on the New York Stock Exchange.

  Upon the effective date of the Proposed Recapitalization, approximately 23.6 million Class A Common Shares and 48.0 million shares of Recap Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES would increase immediately after the effectiveness of the Proposed Recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of March 31, 1996, holders of the existing Common Stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the effectiveness of the Proposed Recapitalization, the voting power of such holders of the PRIDES would increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing Common Stock. At such time as the PRIDES are redeemed or converted, the relative voting power of such holders of the PRIDES would decrease and the relative voting power for both such holders of the PRIDES and the existing Common Stock would be approximately the same as it would have been had the recapitalization not occurred.

  A special stockholders' meeting to consider the Proposed Recapitalization was scheduled for April 10, 1996. On March 19, 1996, a lawsuit was filed in the Delaware Court of Chancery which, among other things, sought to enjoin the Proposed Recapitalization. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoined the Company from implementing the Proposed Recapitalization. On April 10, 1996, the Company called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted the Company's motion to consider, on an expedited basis, the Company's appeal of the preliminary injunction.

  See also "Risk Factors--Possible Equity Recapitalization," "Legal Proceedings--Other Proceedings--Matheson et al. v. Kaiser Aluminum Corporation et al." and "Description of Capital Stock--Possible Equity Recapitalization."

  See Note 4 of the Notes to Consolidated Financial Statements.

 OPERATING ACTIVITIES

  Cash provided by operations was $118.7 million in 1995, compared with cash used for operations of $22.1 million in 1994 and cash provided by operations of $36.9 million in 1993. The improvement in cash flows from operations in 1995 compared with 1994 was primarily due to higher earnings and a refund of margin deposits of $50.5 million under certain hedging contracts.

  At December 31, 1995, the Company had working capital of $331.7 million, compared with working capital of $259.7 million at December 31, 1994. The increase in working capital was due primarily to an increase in Receivables and Inventories and a decrease in Other accrued liabilities, partially offset by a decrease in Prepaid expenses and other current assets (principally due to a refund of margin deposits related to hedging activities) and an increase in Accounts payable and Accrued salaries, wages, and related expense.

  Postretirement benefits other than pensions are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations.

 INVESTING ACTIVITIES

  The Company's capital expenditures of $217.1 million (of which $25.2 million was funded by the Company's minority partners in certain foreign joint ventures) during the three years ended December 31, 1995, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $79.4 million in 1995, compared with $70.0 million in 1994 and $67.7 million in 1993 (of which $8.3, $7.5, and $9.4 million were funded by the minority partners in certain foreign joint ventures in 1995, 1994, and 1993, respectively). Total consolidated capital expenditures (of which approximately 10% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be between $123.0 and $143.0 million per year in the years 1996-1998, subject to necessary approvals, if required, from the lenders under the 1994 Credit Agreement.

  The Company has developed a unique micromill for the production of can sheet from molten metal based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot rolling and cold rolling mills. The first micromill is being constructed in Nevada as a demonstration production facility and the Company expects operational startup of the facility by the end of 1996. KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be $45.0 million, from general corporate funds, including possible borrowings under the 1994 Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding.

  In 1995, Kaiser Yellow River Investment Limited ("KYRIL"), a subsidiary of the Company, was formed to participate in the privatization, modernization, expansion, and operation of aluminum smelting facilities in the People's Republic of China (the "PRC"). KYRIL has entered into a Joint Venture Agreement and related agreements (the "Joint Venture Agreements") with the Lanzhou Aluminum Smelters ("LAS") of the China National Nonferrous Metals Industry Corporation relating to the formation and operation of Yellow River Aluminum Industry Company Limited, a Sino-foreign joint equity enterprise organized under the laws of the PRC (the "Joint Venture"). KYRIL contributed $9.0 million as a contribution to the capital of the Joint Venture in July 1995. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing, and other conditions relating to KYRIL's additional contributions to the Joint Venture and the use thereof by the Joint Venture. Governmental approval in the PRC will be necessary in order to implement any arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained.

 FINANCING ACTIVITIES

  The declaration and payment of dividends by the Company and KACC on shares of their common stock are subject to certain covenants contained in the 1994 Credit Agreement and, in the case of KACC, the Senior

Note Indenture and the 12 3/4% Note Indenture. The 1994 Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by the Company on the PRIDES is expressly permitted by the terms of the 1994 Credit Agreement to the extent the Company receives payments on certain intercompany notes or certain other permitted distributions from KACC.

 ENVIRONMENTAL CONTINGENCIES

  The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under CERCLA, and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

  Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. At December 31, 1995, the balance of such accruals, which are primarily included in Long-term liabilities, was $38.9 million. These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 million for the years 1996 through 2000 and an aggregate of approximately $10.0 million thereafter.

  As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See Note 8 of the Notes to Consolidated Financial Statements for further description of these contingencies.

  See "Risk Factors--Environmental Matters and Litigation."

 ASBESTOS CONTINGENCIES

  KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At March 31, 1996, the number of such claims pending was approximately 66,200, as compared with 59,700 at December 31, 1995. In 1995, approximately 41,700 of such claims were received and 7,200 settled or dismissed and, during the first quarter of 1996, approximately 8,800 of such claims were received and 2,300 settled or dismissed. KACC has been advised by its regional counsel that, although there can be no assurance, the increase in pending claims during 1995 may have been attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, was designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995, and November 30, 1995, were filed in Texas prior to September 1, 1995.

  Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1 million, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1995. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 million for each of the years 1996 through 2000, and an aggregate of approximately $78.0 million thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

  The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1995.

  While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See Note 8 of the Notes to Consolidated Financial Statements for further description of this contingency, and see "Risk Factors--Environmental Matters and Litigation."

TRENDS

 SENSITIVITY TO PRICES AND HEDGING PROGRAMS

  KACC enters into primary aluminum hedging transactions in the normal course of business. The prices realized by KACC under certain sales contracts for alumina, primary aluminum, and fabricated aluminum products, as well as the costs incurred by KACC for certain items, such as aluminum scrap, rolling ingot, power, and bauxite, fluctuate with the market price of primary aluminum, together resulting in a "net exposure" of earnings. The primary aluminum hedging transactions are designed to mitigate the net exposure of earnings to declines in the market price of primary aluminum, while retaining the ability to participate in favorable pricing environments that may materialize. KACC has employed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. In respect of its 1996 anticipated net exposure, at December 31, 1995, KACC had purchased approximately 53,300 tons of primary aluminum at fixed prices as a partial hedge against approximately 161,100 tons of fabricated aluminum products sold to customers at fixed or capped prices and had sold forward 15,750 tons of primary aluminum at fixed prices.

  In addition, as of December 31, 1995, KACC had sold approximately 75% and 45% of the alumina available to it in excess of its projected internal smelting requirements for 1996 and 1997, respectively. Approximately 56% of such alumina sold for 1996 and all of such alumina sold for 1997 has been sold at prices linked to the future prices of primary aluminum as a percentage of the price of primary aluminum ("Variable Price Contracts"), and approximately 44% of such alumina sold for 1996 has been sold at fixed prices ("Fixed Price Contracts"). The average realized prices of alumina sold under Variable Price Contracts will depend on future prices of primary aluminum, and the average realized prices of alumina sold under Fixed Price Contracts will substantially exceed the Company's manufacturing cost of alumina.

  KACC also enters into hedging transactions in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates. At December 31, 1995, KACC had net forward foreign exchange contracts totaling approximately $102.8 million for the purchase of 142.4 million Australian dollars through April 30, 1997.

  KACC has established margin accounts with its counterparties related to forward aluminum sales and option contracts. KACC is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1995, KACC had nil, compared with $50.5 million at December 31, 1994, on deposit with counterparties in respect of such contracts. These amounts are recorded in Prepaid expenses and other current assets.

  As of March 31, 1996:

  . KACC, in respect of its anticipated 1996, 1997, and 1998 production, had sold forward 105,750 metric tons of primary aluminum at fixed prices, had purchased 53,025 metric tons of primary aluminum under forward purchase contracts at fixed prices, and had purchased put options to establish a minimum price for 96,000 metric tons of primary aluminum.

  . Forward foreign exchange contracts totaled approximately $93.7 million for the purchase of 130.5 million Australian dollars from April 1996 through December 1997 in respect of its commitments for 1996 and 1997 expenditures denominated in Australian dollars.

  . The net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,717 per metric ton ($.78 per pound) of primary aluminum, and forward foreign exchange contracts was $13.1 million.

  See "Risk Factors--Sensitivity to Prices."

INCOME TAX MATTERS

  The Company's net deferred income tax assets as of December 31, 1995, were $291.8 million, net of valuation allowances of $128.5 million. Approximately $97.7 million of these net deferred income tax assets relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the operating losses incurred in recent years. See Note 5 of the Notes to Consolidated Financial Statements for a discussion of these and other income tax matters.

RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted SFAS 121 as of January 1, 1996. The Company does not expect that the adoption of SFAS 121 will have a material impact on the Company's consolidated financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, and provides for alternative methods for an employer to recognize stock-based compensation costs. Under the first method, an employer may continue to account for compensation costs for stock, stock options, and other equity instruments issued to employees, as it has historically, using the "intrinsic value based method" (as described in SFAS
123), and such compensation costs would be the excess, if any, of the quoted market price of the stock subject to an option at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The intrinsic value based method generally would not result in the recognition of compensation costs upon the grant of stock options. Under the second method, an employer may adopt the "fair value based method" (as described in SFAS 123). Under the fair value based method, such compensation costs would be valued using an option-pricing model, and such amount would be charged to expense over the option's vesting period. Employers which elect to continue to account for stock-based compensation under the intrinsic value based method will be required by SFAS 123 to disclose in the notes to their financial statements the amount of net income and the earnings per share which would have been reported had the employer elected to use the fair value based method. The Company has elected to continue to account for stock-based compensation under the intrinsic value based method, and will comply with the disclosure requirement of SFAS 123 as of January 1, 1996.

                                    BUSINESS

  The Company engages in aluminum operations through its principal operating subsidiary, KACC. KACC is a fully integrated aluminum producer operating in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum and the manufacture of fabricated (including semi-fabricated) aluminum products. KACC is one of the largest U.S. aluminum producers in terms of primary aluminum smelting capacity and is the Western world's second largest producer/seller of alumina, accounting for approximately 8% of the Western world's alumina production and for approximately 7% of the Western world's alumina capacity in 1995. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs which allows it to be a major seller of alumina to third parties (approximately 2.0 million tons in 1995 or 72% of 1995 production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of 1995 production).

STRATEGY

  Kaiser's strategic objectives include (i) increasing the competitiveness of its existing facilities through the application of capital and its proprietary technology, (ii) developing new technologies and participating in additional markets for engineered products and other value-added products, and (iii) increasing its level of foreign activities by using its technical expertise and capital investments to form joint ventures or acquire equity in aluminum-related facilities in foreign countries.

  During 1994 the Company created a new organization, Kaiser Aluminum International, with the mission of identifying growth opportunities in targeted emerging markets and developing the needed "country" competence to match the Company's product and process competence in capitalizing on such opportunities. This organization is actively pursuing opportunities in various countries. An example of the strategic initiatives the Company is undertaking is a new joint venture in the PRC which is designed to utilize Kaiser's unique technologies for retrofitting older primary aluminum smelters in order to modernize and expand existing Chinese facilities. See "--Operations in China."

  The Company has also developed a unique micromill for the production of can sheet from molten metal based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot rolling and cold rolling mills. The conversion and capital costs of these micromills are expected to be significantly lower than conventional rolling mills and to result in improved economics compared with historical manufacturing and transportation costs for can stock. Most micromills are expected to be installed in emerging markets in Asia and Latin America where demand for can sheet is growing rapidly and there is limited indigenous supply. The first micromill is being constructed in Nevada as a demonstration production facility, and Kaiser expects operational startup of the facility by the end of 1996. See "--Research and Development." KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be approximately $45.0 million, from general corporate funds, including possible borrowings under the 1994 Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding. At March 31, 1996, $166.8 million was available to KACC under the 1994 Credit Agreement.

  In 1995 the Company's Primary Aluminum Products business unit successfully restructured electric power purchase agreements for the Company's facilities in the Pacific Northwest. See "--Primary Aluminum Products." The Company anticipates that such restructuring will result in significantly lower electric power costs in 1996 and beyond for the Mead and Tacoma, Washington, smelters and the Trentwood, Washington, rolling mill compared to 1995 electric power costs. The Flat Rolled Products business unit is engaged in a major cost reduction and productivity improvement program at the Trentwood rolling mill based on a cooperative team-based effort with its employees, including the members of the USWA. This effort includes a significant shift in the mix of products produced at the mill toward the products where the Company has particular technological competence. Similar strategies to improve the Company's competitive position and enhance earnings are being implemented in each of the Company's businesses.

INDUSTRY OVERVIEW

  Primary aluminum is produced by the refining of bauxite into alumina and the reduction of alumina into primary aluminum. Approximately two pounds of bauxite are required to produce one pound of alumina, and approximately two pounds of alumina are required to produce one pound of primary aluminum. Aluminum's valuable physical properties include its light weight, corrosion resistance, thermal and electrical conductivity, and high tensile strength.

 Demand

  The packaging, transportation and construction industries are the principal consumers of aluminum in the United States, Japan, and Western Europe. In the packaging industry, which accounted for approximately 20% of aluminum consumption in 1994, aluminum's recyclability and weight advantages have enabled it to gain market share from steel and glass, primarily in the beverage container area. Nearly all beer cans and soft drink cans manufactured for the United States market are made of aluminum. Kaiser believes that growth in the packaging area is likely to continue through the 1990s due to general population increase and to further penetration of the beverage container market in Asia and Latin America, where aluminum cans are a substantially lower percentage of the total beverage container market than in the United States. Kaiser believes that growth in demand for can sheet in the United States will follow the growth in population, offset, in part, by the effects of the use of lighter gauge aluminum for can sheet and of plastic container production from newly installed capacity.

  In the transportation industry, which accounted for approximately 28% of aluminum consumption in the United States, Japan, and Western Europe in 1994, automotive manufacturers use aluminum instead of steel, ductile iron, or copper for an increasing number of components, including radiators, wheels, suspension components, and engines, in order to meet more stringent environmental, safety, and fuel efficiency requirements. Kaiser believes that sales of aluminum to the transportation industry have considerable growth potential due to projected increases in the use of aluminum in automobiles. In addition, Kaiser believes that consumption of aluminum in the construction industry will follow the cyclical growth pattern of that industry, and will benefit from higher growth in Asian and Latin American economies.

 Supply

  As of year-end 1995, Western world aluminum capacity from 107 smelting facilities was approximately 16.6 million tons per year. Western world production of primary aluminum for 1995 increased approximately 1.8% compared to 1994. Net exports of aluminum from the former Sino Soviet bloc increased approximately 250% from 1990 levels during the period from 1991 through 1994 to approximately 2.2 million tons per year. These exports contributed to a significant increase in London Metal Exchange ("LME") stocks of primary aluminum which peaked in June 1994 at 2.7 million tons. By the end of 1995, LME stocks of primary aluminum had declined 2.1 million tons from this peak level and 1.1 million tons from the beginning of 1995. See "--Recent Industry Trends."

  Based upon information currently available, the Company believes that moderate additions will be made during 1996-1998 to Western world alumina and primary aluminum production capacity. The increases in alumina capacity during 1996-1998 are expected to come from one new refinery which began operations in 1995 and incremental expansions of existing refineries. In addition, Kaiser believes that there is currently approximately .9 million tons of curtailed smelting capacity that could be restarted by aluminum producers. The increases in primary aluminum capacity during 1996-1998 are expected to come from one new smelter, which began operations in 1995 and is expected to reach its rated capacity of approximately 466,000 tons per year in 1996, and the remainder principally from incremental expansions of existing smelters.

 Recent Industry Trends

  Market fundamentals for aluminum improved significantly in 1994 as aluminum producers worldwide curtailed primary aluminum production, Western world consumption of aluminum grew strongly, and customers replenished inventories, particularly in the United States. In 1995, production of primary aluminum increased and consumption of aluminum continued to grow, but at a much lower rate than in 1994. In general, the overall aluminum market was strongest in the first half of 1995. By the second half of 1995, orders and shipments for certain products had softened and the rate of decline in LME inventories had leveled off. By the end of 1995, some small increases in LME inventories occurred, and prices of aluminum weakened from first-half levels. The Midwest U.S. transaction price for primary aluminum in 1995 averaged approximately 86 cents per pound, compared to a 1994 annual average of approximately 72 cents per pound. The Midwest U.S. transaction price for primary aluminum averaged approximately 79 cents per pound in December 1995.

  Western world demand for alumina, and the price of alumina, declined in 1994 in response to the curtailment of Western world smelter production of primary aluminum, partially offset by increased usage of Western world alumina by smelters in the Commonwealth of Independent States (the "CIS") and in the PRC. Increased Western world production of primary aluminum, as well as continued imports of Western world alumina by the CIS and the PRC, during 1995 resulted in higher demand for Western world alumina and significantly stronger alumina pricing. United States shipments of domestic fabricated aluminum products in 1995 were approximately at 1994 levels, although in 1995 demand for can sheet in the United States softened relative to 1994. Overall, Kaiser believes that the market fundamentals for aluminum will be good through 1996, barring an economic recession, and that demand is likely to continue growing at levels sufficient to absorb the output from restarts of industry smelter capacity and from the limited additions of new supply under construction.

  See "Risk Factors" for a discussion of certain factors that could cause actual results to differ from those that could otherwise result from the industry trends discussed above.

GENERAL

  The Company is a direct subsidiary of MAXXAM. The Company, through KACC, operates in all principal aspects of the aluminum industry--the mining of bauxite, the refining of bauxite into alumina, the production of primary aluminum from alumina, and the manufacture of fabricated (including semi-fabricated) aluminum products. In addition to the production utilized by KACC in its operations, KACC sells significant amounts of alumina and primary aluminum in domestic and international markets. In 1995, KACC produced approximately 2,838,000 tons of alumina, of which approximately 72% was sold to third parties, and produced approximately 413,600 tons of primary aluminum, of which approximately 66% was sold to third parties. KACC is also a major domestic supplier of fabricated aluminum products. In 1995, KACC shipped approximately 368,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic shipments. A majority of KACC's fabricated products are sold to distributors or used by customers as components in the manufacture and assembly of finished end-use products. Note 10 of the Notes to Consolidated Financial Statements is incorporated herein by reference.

  The following table sets forth total shipments and intracompany transfers of KACC's alumina, primary aluminum, and fabricated aluminum operations:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1994    1993
                                                         ------- ------- -------
                                                         (IN THOUSANDS OF TONS)
ALUMINA:
  Shipments to Third Parties............................ 2,040.1 2,086.7 1,997.5
  Intracompany Transfers................................   800.6   820.9   807.5
PRIMARY ALUMINUM:
  Shipments to Third Parties............................   271.7   224.0   242.5
  Intracompany Transfers................................   217.4   225.1   233.6
FABRICATED ALUMINUM PRODUCTS:
  Shipments to Third Parties............................   368.2   399.0   373.2

SENSITIVITY TO PRICES AND HEDGING PROGRAMS

  Kaiser's operating results are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on KACC's hedging strategies. Fabricated aluminum prices, which vary considerably among products, are influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. Changes in the market price of primary aluminum also affect Kaiser's production costs of fabricated products because they influence the price of aluminum scrap purchased by Kaiser and Kaiser's labor costs, to the extent such costs are indexed to primary aluminum prices. Through its variable cost structures, forward sales, and hedging programs, KACC has attempted to mitigate its exposure to possible declines in the market prices of alumina, primary aluminum, and fabricated aluminum products while retaining the ability to participate in favorable pricing environments that may materialize. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Trends--Sensitivity to Prices and Hedging Programs," Note 9 of the Notes to Consolidated Financial Statements, and "Risk Factors--Sensitivity to Prices."

PRODUCTION OPERATIONS

  The Company's operations are conducted through KACC's decentralized business units which compete throughout the aluminum industry.

  . The alumina business unit, which mines bauxite and obtains additional bauxite tonnage under long-term contracts, produced approximately 8% of Western world alumina in 1995. During 1995, KACC's shipments of bauxite to third parties represented approximately 21% of bauxite mined. In addition, KACC third party shipments of alumina represented approximately 72% of alumina produced. KACC's share of total Western world alumina capacity was approximately 7% in 1995.

  . The primary aluminum products business unit operates two domestic smelters wholly owned by KACC and two foreign smelters in which KACC holds significant ownership interests. During 1995, KACC's shipments of primary aluminum to third parties represented approximately 66% of primary aluminum production. KACC's share of total Western world primary aluminum capacity was approximately 3% in 1995.

  . Fabricated aluminum products are manufactured by three business units-- flat-rolled products, extruded products and engineered components. The products include body, lid, and tab stock for beverage containers, sheet and plate products, heat-treated products, screw machine stock, redraw rod, forging stock, truck wheels and hubs, air bag canisters, engine manifolds, and other castings, forgings and extruded products, which are manufactured at plants located in principal marketing areas of the United States and Canada. The aluminum utilized in KACC's fabricated products operations is comprised of primary aluminum, obtained both internally and from third parties, and scrap metal purchased from third parties.

 ALUMINA

  The following table lists KACC's bauxite mining and alumina refining facilities as of December 31, 1995:


                                                             ANNUAL
                                                           PRODUCTION
                                                            CAPACITY    TOTAL
                                                           AVAILABLE    ANNUAL
                                                  COMPANY    TO THE   PRODUCTION
ACTIVITY                     FACILITY  LOCATION  OWNERSHIP  COMPANY    CAPACITY
- --------                     --------- --------- --------- ---------- ----------
                                                             (TONS)     (TONS)
Bauxite Mining.............. KJBC(1)   Jamaica       49%   4,500,000  4,500,000
                             Alpart(2) Jamaica       65%   2,275,000  3,500,000
                                                           ---------  ---------
                                                           6,775,000  8,000,000
                                                           =========  =========
Alumina Refining............ Gramercy  Louisiana    100%   1,000,000  1,000,000
                             Alpart    Jamaica       65%     943,000  1,450,000
                             QAL       Australia   28.3%     934,000  3,300,000
                                                           ---------  ---------
                                                           2,877,000  5,750,000
                                                           =========  =========

- --------
(1) Although KACC owns 49% of Kaiser Jamaica Bauxite Company ("KJBC"), it has the right to receive all of such entity's output.
(2) Alpart's bauxite is refined into alumina at the Alpart refinery.

  Bauxite mined in Jamaica by KJBC is refined into alumina at KACC's plant at Gramercy, Louisiana, or is sold to third parties. In 1979, the Government of Jamaica granted KACC a mining lease for the mining of bauxite sufficient to supply KACC's then-existing Louisiana alumina refineries at their annual capacities of 1,656,000 tons per year until January 31, 2020. Alumina from the Gramercy plant is sold to third parties.

  Alpart holds bauxite reserves and owns a 1,450,000 tons per year alumina plant located in Jamaica. KACC owns a 65% interest in Alpart, and Hydro Aluminium a.s ("Hydro") owns the remaining 35% interest. KACC has management responsibility for the facility on a fee basis. KACC and Hydro have agreed to be responsible for their proportionate shares of Alpart's costs and expenses. The Government of Jamaica has granted Alpart a mining lease and has entered into other agreements with Alpart designed to assure that sufficient reserves of bauxite will be available to Alpart to operate its refinery as it may be expanded to a capacity of 2,000,000 tons per year through the year 2024. Alpart has entered into an agreement for the supply of substantially all of its fuel oil through 1996. The balance of Alpart's fuel oil requirements through 1996 will be purchased in the spot market.

  KACC owns a 28.3% interest in Queensland Alumina Limited ("QAL"), which owns the largest and one of the most efficient alumina refineries in the world, located in Queensland, Australia. QAL refines bauxite into alumina, essentially on a cost basis, for the account of its stockholders under long-term tolling contracts. The stockholders, including KACC, purchase bauxite from another QAL stockholder under long-term supply contracts. KACC has contracted with QAL to take approximately 792,000 tons per year of capacity or pay standby charges. KACC is unconditionally obligated to pay amounts calculated to service its share ($88.9 million at December 31, 1995) of certain debt of QAL, as well as other QAL costs and expenses, including bauxite shipping costs. QAL's annual production capacity is approximately 3,300,000 tons, of which approximately 934,000 tons are available to KACC.

  KACC's principal customers for bauxite and alumina consist of large and small domestic and international aluminum producers that purchase bauxite and reduction-grade alumina for use in their internal refining and smelting operations, trading intermediaries who resell raw materials to end-users, and users of chemical-grade alumina. In 1995, KACC sold all of its bauxite to two customers, the largest of which accounted for approximately 74% of such sales. KACC also sold alumina to nine customers, the largest and top five of which accounted for approximately 23% and 90% of such sales, respectively. See "--Competition." The Company believes that among alumina producers KACC is now the world's second largest seller of alumina to third parties. KACC's strategy is to sell a substantial portion of the bauxite and alumina available to it in excess of its internal refining and smelting requirements under multi-year sales contracts.

 PRIMARY ALUMINUM PRODUCTS

  The following table lists KACC's primary aluminum smelting facilities as of December 31, 1995:

                                                     ANNUAL
                                                      RATED
                                                    CAPACITY   TOTAL     1995
                                                    AVAILABLE  ANNUAL   AVERAGE
                                           COMPANY   TO THE    RATED   OPERATING
LOCATION                         FACILITY OWNERSHIP  COMPANY  CAPACITY   RATE
- --------                         -------- --------- --------- -------- ---------
                                                     (TONS)    (TONS)
Domestic
  Washington.................... Mead       100%     200,000  200,000     82%
  Washington.................... Tacoma     100%      73,000   73,000     82%
                                                     -------  -------
    Subtotal....................                     273,000  273,000
                                                     -------  -------
International
  Ghana......................... Valco       90%     180,000  200,000     68%
  Wales, United Kingdom......... Anglesey    49%      55,000  112,000    119%
                                                     -------  -------
    Subtotal....................                     235,000  312,000
                                                     -------  -------
      Total.....................                     508,000  585,000
                                                     =======  =======

  KACC owns two smelters located at Mead and Tacoma, Washington, where alumina is processed into primary aluminum. The Mead facility uses pre-bake technology and produces primary aluminum. Approximately 71% of Mead's 1995 production was used at KACC's Trentwood fabricating facility and the balance was sold to third parties. The Tacoma plant uses Soderberg technology and produces primary aluminum and high-grade, continuous-cast, redraw rod, which currently commands a premium price in excess of the price of primary aluminum. Both smelters have achieved significant production efficiencies in recent years through retrofit technology, cost controls, and semi-variable wage and power contracts, leading to increases in production volume and enhancing their ability to compete with newer smelters. At the Mead plant, KACC has converted to welded anode assemblies to increase energy efficiency, extended the anode life-cycle in the smelting process, changed from pencil to liquid pitch to produce carbon anodes which achieved environmental and operating savings, and engaged in efforts to increase production through the use of improved, higher-efficiency reduction cells.

  Electric power represents an important production cost for KACC at its aluminum smelters. In 1995 electric power purchase agreements for KACC's facilities in the Pacific Northwest were successfully restructured, which the Company anticipates will result in significantly lower electric power costs in 1996 and beyond for the Mead and Tacoma, Washington, smelters and the Trentwood, Washington, rolling mill compared to 1995 electric power costs. From 1981 until 1995, electric power for KACC's Mead and Tacoma smelters was purchased exclusively from the BPA by KACC under a contract which expires in 2001. In April 1995 the BPA agreed to allow each of the DSIs, which include KACC, to purchase a portion of its requirement for electric power from sources other than the BPA beginning October 1, 1995. In June 1995 KACC entered into an agreement with the WWP to purchase up to 50 megawatts of electric power for its Northwest facilities for a five-year term beginning October 1, 1995. KACC is receiving power under that contract, which power displaces a portion of KACC's interruptible power from the BPA. In addition, in 1995 KACC entered into a new power purchase contract with the BPA, which amends the existing BPA power contract and which contemplates reductions during 1996 in the amount of power which KACC is obligated to purchase from the BPA and which the BPA is obligated to sell to KACC, and the replacement of such power with power to be purchased from other suppliers. KACC is negotiating power purchase agreements for such power with suppliers other than the BPA. Contracts for the purchase of all power required by KACC's Mead and Tacoma smelters and Trentwood rolling mill for 1996, and for approximately one-half of such power for the period 1997-2000, have been finalized. Two lawsuits were filed in December 1995 against the BPA by various parties, one of which petitions for a review of the BPA's "Record of Decision on Direct Service Industrial Customer Requirements Power Sales Contract" issued on September 28, 1995, and one of which petitions for review of, and to set aside, suspend, or modify, the action of the BPA to decide to offer five-year "block" power sales to the DSIs. The effect of such lawsuits, if any, on KACC's new power purchase contract with the BPA is not known. Certain of the DSIs, including KACC, have intervened in the two lawsuits.

  In 1995 KACC also entered into agreements with the BPA and with the WWP, with terms ending in 2001, under which the BPA and the WWP would provide to KACC transmission services for power purchased from sources other than the BPA. The term of the transmission services agreement with the BPA was subsequently extended for an additional fifteen years, which extension has been challenged. Four lawsuits have been filed against the BPA by various parties, which lawsuits either challenge the BPA's record of decision offering such an extension agreement to the DSIs or challenge the BPA's Business Plan Environmental Impact Statement record of decision in connection therewith. Certain of the DSIs, including KACC, have intervened in the four lawsuits.

  KACC began operating its Mead and Tacoma smelters in Washington at approximately 75% of their full capacity in January 1993, when three reduction potlines were removed from production (two at Mead and one at Tacoma) in response to a power reduction imposed by the BPA. In March 1995, the BPA offered to its industrial customers, including KACC, surplus firm power at a discounted rate for the period April 1, 1995, through July 31, 1995, to enable such customers to restart idle industrial loads. In April 1995, KACC and the BPA entered into a contract for an amount of such power, and thereafter KACC restarted one-half of an idle potline (approximately 9,000 tons of annual capacity) at its Tacoma, Washington, smelter. The Tacoma smelter was returned to full production in October 1995. In 1995 KACC entered into a one-year power supply contract with the BPA, for a term ending September 30, 1996, in connection with the restart of idled capacity at its Mead smelter. The Mead smelter returned to full production in December 1995.

  KACC manages, and owns a 90% interest in, the Valco aluminum smelter in Ghana. The Valco smelter uses pre-bake technology and processes alumina supplied by KACC and the other participant into primary aluminum under long-term tolling contracts which provide for proportionate payments by the participants in amounts intended to pay not less than all of Valco's operating and financing costs. KACC's share of the primary aluminum is sold to third parties. Power for the Valco smelter is supplied under an agreement which expires in 2017. The agreement indexes two-thirds of the price of the contract quantity of power to the market price of primary aluminum. The agreement also provides for a review and adjustment of the base power rate and the price index every five years. The most recent review was completed in April 1994 for the 1994-1998 period. Valco has entered into an agreement with the government of Ghana under which Valco has been assured (except in cases of force majeure) that it will receive sufficient electric power to operate at its current level of three and one-half potlines through December 31, 1996. Kaiser believes that, assuming normal rainfall during 1996, Valco should have available sufficient electric power to operate at its current level through 1996.

  KACC owns a 49% interest in the Anglesey aluminum smelter and port facility at Holyhead, Wales. The Anglesey smelter uses pre-bake technology. KACC supplies 49% of Anglesey's alumina requirements and purchases 49% of Anglesey's aluminum output. KACC sells its share of Anglesey's output to third parties. Power for the Anglesey aluminum smelter is supplied under an agreement which expires in 2001.

  KACC has developed and installed proprietary retrofit and control technology in all of its smelters, as well as at third party locations. This technology-- which includes the redesign of the cathodes and anodes that conduct electricity through reduction cells, improved feed systems that add alumina to the cells, and a computerized system that controls energy flow in the cells--enhances KACC's ability to compete more effectively with the industry's newer smelters. KACC is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ KACC's technical and managerial knowledge. See "--Research and Development."

  KACC's principal primary aluminum customers consist of large trading intermediaries and metal brokers, who resell primary aluminum to fabricated product manufacturers, and large and small international aluminum fabricators. In 1995, KACC sold its primary aluminum production not utilized for internal purposes to approximately 35 customers, the largest and top five of which accounted for approximately 25% and 62% of such sales, respectively. See "-- Competition." Marketing and sales efforts are conducted by a small staff located at the business unit's headquarters in Pleasanton, California, and by senior executives of KACC who participate in the structuring of major sales transactions. A majority of the business unit's sales are based upon long-term relationships with metal merchants and end-users.

 FABRICATED ALUMINUM PRODUCTS

  KACC manufactures and markets fabricated aluminum products for the packaging, transportation, construction, and consumer durables markets in the United States and abroad. Sales in these markets are made directly and through distributors to a large number of customers. In 1995, four domestic beverage container manufacturers were among the leading customers for KACC's fabricated products and accounted for approximately 12% of KACC's sales revenue.

  KACC's fabricated products compete with those of numerous domestic and foreign producers and with products made of steel, copper, glass, plastic, and other materials. Product quality, price, and availability are the principal competitive factors in the market for fabricated aluminum products. KACC has focused its fabricated products operations on selected products in which KACC has production expertise, high-quality capability, and geographic and other competitive advantages.

  Flat-Rolled Products. The flat-rolled products business unit, the largest of KACC's fabricated products businesses, operates the Trentwood sheet and plate mill at Spokane, Washington. The Trentwood facility is KACC's largest fabricating plant and accounted for approximately 64% of KACC's 1995 fabricated aluminum products shipments. The business unit supplies the beverage container market (producing body, lid, and tab stock), the aerospace market, and the tooling plate, heat-treated alloy and common alloy coil markets, both directly and through distributors. During 1995, KACC successfully completed a two year restructuring of its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs by at least $50.0 million.

  KACC's flat-rolled products are sold primarily to beverage container manufacturers located in the western United States and in the Asian Pacific Rim countries where the Trentwood plant's location provides KACC with a transportation advantage. Quality of products for the beverage container industry and timeliness of delivery are the primary bases on which KACC competes. Kaiser believes that capital improvements at Trentwood have enhanced the quality of KACC's products for the beverage container industry and the capacity and efficiency of KACC's manufacturing operations, and that KACC is one of the highest quality producers of aluminum beverage can stock in the world.

  In 1995, the flat-rolled products business unit had 31 domestic and foreign can stock customers, including the five major domestic beverage can manufacturers. The largest and top five of such customers accounted for approximately 14% and 41%, respectively, of the business unit's revenue. See "--Competition." In 1995, the business unit shipped products to approximately 150 customers in the aerospace, transportation, and industrial ("ATI") markets, most of which were distributors who sell to a variety of industrial end-users. The top five customers in the ATI markets for flat-rolled products accounted for approximately 13% of the business unit's revenue. The marketing staff for the flat-rolled products business unit is located at the Trentwood facility and in Pleasanton, California. Sales are made directly to customers (including distributors) from eight sales offices located throughout the United States. International customers are served by sales offices in the Netherlands and Japan and by independent sales agents in Asia and Latin America.

  Extruded Products. The extruded products business unit is headquartered in Dallas, Texas, and operates soft-alloy extrusion facilities in Los Angeles, California; Santa Fe Springs, California; Sherman, Texas; and London, Ontario, Canada; a cathodic protection business located in Tulsa, Oklahoma, that also extrudes both aluminum and magnesium; rod and bar facilities in Newark, Ohio, and Jackson, Tennessee, which produce screw machine stock, redraw rod, forging stock, and billet; and a facility in Richland, Washington, which produces seamless tubing in both hard and soft alloys for the automotive, other transportation, export, recreation, agriculture, and other industrial markets. Each of the soft-alloy extrusion facilities has fabricating capabilities and provides finishing services.

  The extruded products business unit's major markets are in the transportation industry, to which it provides extruded shapes for automobiles, trucks, trailers, cabs, and shipping containers, and in the distribution, durable goods, defense, building and construction, ordnance and electrical markets. In 1995, the extruded products business unit had approximately 825 customers for its products, the largest and top five of which accounted for approximately 6% and 20%, respectively, of its revenue. See "--Competition." Sales are made directly from plants as well as marketing locations across the United States.

  Engineered Components. The engineered components business unit operates forging facilities at Erie, Pennsylvania; Oxnard, California; and Greenwood, South Carolina; a machine shop at Greenwood, South Carolina; and a casting facility in Canton, Ohio. The engineered components business unit is one of the largest producers of aluminum forgings in the United States and is a major supplier of high-quality forged parts to customers in the automotive, commercial vehicle and ordnance markets. The high strength-to-weight properties of forged and cast aluminum make it particularly well-suited for automotive applications. The business unit's casting facility manufactures aluminum engine manifolds for the automobile, truck and marine markets.

  In 1995, the engineered components business unit had approximately 250 customers, the largest and top five of which accounted for approximately 34% and 77%, respectively, of the business unit's revenue. See "--Competition." The engineered components business unit's headquarters is located in Erie, Pennsylvania, and there is a sales and engineering office located in Detroit, Michigan, which works with car makers and other customers, the Center for Technology (see "--Research and Development"), and plant personnel to create new automotive component designs and improve existing products.

RESEARCH AND DEVELOPMENT

  KACC conducts research and development activities principally at three facilities--the Center for Technology ("CFT") in Pleasanton, California; the Primary Aluminum Products Division Technology Center ("DTC") adjacent to the Mead smelter in Washington; and the Alumina Development Laboratory ("ADL") at the Gramercy, Louisiana, refinery, which supports Kaiser Alumina Technical Services ("KATS") and the facilities of the alumina business unit. Net expenditures for Company-sponsored research and development activities were $18.5 million in 1995, $16.7 million in 1994, and $18.5 million in 1993. KACC's research staff totaled 157 at December 31, 1995. KACC estimates that research and development net expenditures will be approximately $22.5 million in 1996.

  CFT performs research and development across a range of aluminum process and product technologies to support KACC's business units and new business opportunities. It also selectively offers technical services to third parties. Significant efforts are directed at product and process technology for the can stock, aircraft and automotive markets, and aluminum reduction cell models which are applied to improving cell designs and operating conditions. The largest and most notable single project being developed at CFT is a strip-casting micromill process for producing can sheet. The conversion and capital costs of these micromills are expected to be significantly lower than conventional rolling mills and to result in improved economics compared with historical manufacturing and transportation costs for can stock. A pilot facility has been constructed and operated at CFT. The first micromill is being constructed in Nevada as a demonstration production facility, and KACC expects operational startup of the facility at the end of 1996. KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be approximately $45.0 million, from general corporate funds, including possible borrowings under the 1994 Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding. DTC maintains specialized laboratories and a miniature carbon plant where experiments with new anode and cathode technology are performed. DTC supports KACC's primary aluminum smelters, and concentrates on the development of cost-effective technical innovations such as equipment and process improvements. KATS provides improved alumina process technology to KACC's facilities and technical support to new business ventures in cooperation with KACC's international business development group.

  KACC is actively engaged in efforts to license its technology and sell technical and managerial assistance to other producers worldwide. KACC's technology has been installed in alumina refineries, aluminum smelters and rolling mills located in the United States, Jamaica, Sweden, Germany, Russia, India, Australia, Korea, New Zealand, Ghana, the United Arab Emirates, and the United Kingdom. KACC's revenue from technology sales and technical assistance to third parties were $5.7 million in 1995, $10.0 million in 1994, and $12.8 million in 1993.

  KACC has entered into agreements with respect to the Krasnoyarsk smelter in Russia under which KACC has licensed certain of its technology for use in such facility and agreed to provide purchasing services in obtaining Western-sourced technology and equipment to be used in such facility. These agreements were entered into in November 1990, and the services under them are expected to be completed in 1996. In addition, in 1993 KACC entered into agreements with respect to the Nadvoitsy smelter in Russia and the Korba smelter of the Bharat Aluminum Co. Ltd., in India, under which KACC has licensed certain of its technology for use in such facilities. Services under the Nadvoitsy agreement were completed in 1995, and KACC expects that services under the Korba agreement will be completed in 1996.

COMPETITION

  Aluminum competes in many markets with steel, copper, glass, plastic, and numerous other materials. In recent years, plastic containers have increased and glass containers have decreased their respective shares of the soft drink sector of the beverage container market. In the United States, beverage container materials, including aluminum, face increased competition from plastics as increased polyethylene ("PET") container capacity is brought on line by plastics manufacturers. Within the aluminum business, KACC competes with both domestic and foreign producers of bauxite, alumina and primary aluminum, and with domestic and foreign fabricators. Many of KACC's competitors have greater financial resources than KACC. KACC's principal competitors in the sale of alumina include Alcoa Alumina and Chemicals LLC, Billiton Marketing and Trading BV, and Alcan Aluminium Limited. KACC competes with most aluminum producers in the sale of primary aluminum.

  Primary aluminum and, to some degree, alumina are commodities with generally standard qualities, and competition in the sale of these commodities is based primarily upon price, quality and availability. KACC also competes with a wide range of domestic and international fabricators in the sale of fabricated aluminum products. Competition in the sale of fabricated products is based upon quality, availability, price and service, including delivery performance. KACC concentrates its fabricating operations on selected products in which KACC has production expertise, high-quality capability, and geographic and other competitive advantages. Kaiser believes that, assuming the current relationship between worldwide supply and demand for alumina and primary aluminum does not change materially, the loss of any one of KACC's customers, including intermediaries, would not have a material adverse effect on the Company's financial condition or results of operations.

OPERATIONS IN CHINA

  In 1994, KACC commenced efforts to increase its activities in certain countries that are expected to be important suppliers of aluminum and large customers for aluminum and alumina. KACC intends to use its technical skills, together with capital investments, to form joint ventures or acquire equity in facilities in such countries.

  In 1995, KYRIL was formed to participate in the privatization, modernization, expansion, and operation of aluminum smelting facilities in the PRC. KYRIL has entered into the Joint Venture Agreements with LAS relating to the formation and operation of the Joint Venture. The Joint Venture constitutes the first large-scale privatization in the Chinese aluminum smelting industry. The Joint Venture's assets and operations are located primarily in the industrial city of Lanzhou, the capital of Gansu Province in northwestern China, and in nearby Lianhai, a special economic zone also in Gansu Province. The smelter at Lanzhou is the fifth largest aluminum smelter in the PRC and has a capacity of approximately 55,000 tons of primary aluminum per year. The smelter at Lianhai has a capacity of approximately 30,000 tons of primary aluminum per year. In 1995 the two smelters produced an aggregate of approximately 71,000 tons of primary aluminum, which amount was less than the aggregate capacity of the plants principally because of a shortage of electric power available to the plants in 1995 due to a drought which impacted the hydroelectric system. The shortage of electric power available to the plants has continued during the first part of 1996, and the planned production of the two plants for 1996 is estimated to be approximately 78,000 tons.

  LAS's capital contribution to the Joint Venture consisted primarily of the Lanzhou and Lianhai smelters. KYRIL contributed $9.0 million as a contribution to the capital of the Joint Venture in July 1995. The Joint Venture Agreements include provisions for KYRIL to contribute up to a total of $59.7 million to the Joint Venture in exchange for up to a 49% interest in the Joint Venture. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing and other conditions relating to KYRIL's additional contributions to the Joint Venture and the use thereof by the Joint Venture. Uses of such additional contributions by the Joint Venture may include
(i) the acquisition and installation of new equipment to improve smelter operations, (ii) the acquisition and installation of new equipment for the production of value-added products, (iii) the acquisition, installation and upgrading of pollution control equipment, and (iv) the provision of funds for general purposes, including working capital. Expansion of the two smelters and construction of a dry Soderberg paste plant are not presently contemplated. Governmental approval in the PRC will be necessary in order to implement any arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained.

  KACC, through its extruded products business unit, has entered into contracts to form two small joint venture companies in the PRC. KACC will indirectly acquire equity interests of approximately 45% and 49%, respectively, in these two companies which will manufacture aluminum extrusions, in exchange for the contribution to those companies of certain used equipment, technology, services and cash. The majority equity interests in the two companies will be owned by affiliates of Guizhou Guang Da Construction Company.

EMPLOYEES

  During 1995, KACC employed an average of 9,546 persons, compared with an average of 9,744 employees in 1994, and 10,220 employees in 1993. At December 31, 1995, KACC's work force was 9,624, including a domestic work force of 5,946, of whom 4,010 were paid at an hourly rate. Most hourly paid domestic employees are covered by collective bargaining agreements with various labor unions. Approximately 74% of such employees are covered by a master agreement (the "Labor Contract") with the USWA expiring September 30, 1998. The Labor Contract covers KACC's plants in Spokane (Trentwood and Mead) and Tacoma, Washington; Gramercy, Louisiana; and Newark, Ohio. The Labor Contract replaced a contract that expired October 31, 1994, and was reached after an eight-day work stoppage by the USWA at these plants in February 1995.

  The Labor Contract provides for base wages at all covered plants. In addition, workers covered by the Labor Contract may receive quarterly bonus payments based on various indices of profitability, productivity, efficiency, and other aspects of specific plant performance, as well as, in certain cases, the price of alumina or primary aluminum. Pursuant to the Labor Contract, base wage rates were raised effective January 2, 1995, were raised again effective November 6, 1995, and will be raised an additional amount effective November 3, 1997, and an amount in respect of the cost of living adjustment under the previous master agreement will be phased into base wages during the term of the Labor Contract. In the second quarter of 1995, KACC acquired up to $2,000 of preference stock held in a stock plan for the benefit of each of approximately 82% of the employees covered by the Labor Contract and in the first half of 1998 will acquire up to an additional $4,000 of such preference stock held in such plan for the benefit of substantially the same employees. In addition, a profitability test was satisfied and, therefore, KACC will acquire during 1996 up to an additional $1,000 of such preference stock held in such plan for the benefit of substantially the same employees. KACC made and will make comparable acquisitions of preference stock held for the benefit of each of certain salaried employees.

  In February 1995, Alpart's employees engaged in a six-day work stoppage by its National Workers Union, which was settled by a new contract.

  Management considers KACC's employee relations to be satisfactory.

ENVIRONMENTAL MATTERS

  Kaiser and KACC are subject to the Environmental Laws. From time to time the Environmental Laws are amended and new ones are adopted. The Environmental Laws regulate, among other things, air and water emissions and discharges; the generation, storage, treatment, transportation, and disposal of solid and hazardous waste; the release of hazardous or toxic substances, pollutants and contaminants into the environment; and, in certain instances, the environmental condition of industrial property prior to transfer or sale. In addition, Kaiser and KACC are subject to various federal, state, and local workplace health and safety laws and regulations ("Health Laws").

  From time to time, KACC is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental and Health Laws and to claims and litigation brought by federal, state or local agencies and by private parties seeking remedial or other enforcement action under the Environmental and Health Laws or damages related to alleged injuries to health or to the environment, including claims with respect to certain waste disposal sites and the remediation of sites presently or formerly operated by KACC. See "Legal Proceedings." KACC currently is subject to a number of lawsuits under CERCLA. KACC, along with certain other entities, has been named as a Potentially Responsible Party ("PRP") for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA and, in certain instances, may be exposed to joint and several liability for those costs or damages to natural resources. KACC's Mead, Washington, facility has been listed on the National Priorities List under CERCLA. In addition, in connection with certain of its asset sales, KACC has agreed to indemnify the purchasers with respect to certain liabilities (and associated expenses) resulting from acts or omissions arising prior to such dispositions, including environmental liabilities. While uncertainties are inherent in the final outcome of these matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, Kaiser believes that the resolution of such uncertainties should not have a material adverse effect on KACC's consolidated financial position, results of operations, or liquidity.

  Environmental capital spending was $9.2 million in 1995, $11.9 million in 1994, and $12.6 million in 1993. Annual operating costs for pollution control, not including corporate overhead or depreciation, were approximately $26.0 million in 1995, $23.1 million in 1994, and $22.4 million in 1993. Legislative, regulatory, and economic uncertainties make it difficult to project future spending for these purposes. However, Kaiser currently anticipates that in the 1996-1997 period, environmental capital spending will be within the range of $27.0-$33.0 million per year, and operating costs for pollution control will be within the range of $28.0-$29.0 million per year. In addition, $4.5 million in cash expenditures in 1995, $3.6 million in 1994, and $7.2 million in 1993 were charged to previously established reserves relating to environmental costs. Approximately $8.4 million is expected to be charged to such reserves in 1996.

  Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Environmental Contingencies," Note 8 of the Notes to Consolidated Financial Statements under the heading "Environmental Contingencies," and "Risk Factors--Environmental Matters and Litigation."

PROPERTIES

  The locations and general character of the principal plants, mines, and other materially important physical properties relating to KACC's operations are described in "Business--Production Operations" and those descriptions are incorporated herein by reference. KACC owns in fee or leases all the real estate and facilities used in connection with its business. Plants and equipment and other facilities are generally in good condition and suitable for their intended uses, subject to changing environmental requirements. Although KACC's domestic aluminum smelters and alumina facility were initially designed early in KACC's history, they have been modified frequently over the years to incorporate technological advances in order to improve efficiency, increase capacity, and achieve energy savings. Kaiser believes that KACC's domestic plants are cost competitive on an international basis. Due to KACC's variable cost structure, the plants' operating costs are relatively lower in periods of low primary aluminum prices and relatively higher in periods of high primary aluminum prices.

  KACC's obligations under the 1994 Credit Agreement are secured by, among other things, mortgages on KACC's major domestic plants (other than the Gramercy alumina plant). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Structure".

                               LEGAL PROCEEDINGS

ENVIRONMENTAL LITIGATION

 Aberdeen Pesticide Dumps Site Matter

  The Aberdeen Pesticide Dumps Site, listed on the Superfund National Priorities List, is composed of five separate sites around the town of Aberdeen, North Carolina (collectively, the "Sites"). The Sites are of concern to the United States Environmental Protection Agency (the "EPA") because of their past use as either pesticide formulation facilities or pesticide disposal areas from approximately the mid-1930's through the late-1980's. The United States filed a cost recovery complaint (the "Complaint") in the United States District Court for the Middle District of North Carolina, Rockingham Division, No. C-89-231-R, which, as amended, includes KACC and a number of other defendants. The Complaint, as amended, seeks reimbursement for past and future response costs and a determination of liability of the defendants under Section 107 of CERCLA. The EPA has performed a Remedial Investigation/Feasibility Study and issued a Record of Decision ("ROD") for the Sites in September 1991. The estimated cost of the major soil remediation remedy selected for the Sites is approximately $32 million. Other possible remedies described in the ROD would have estimated costs of approximately $53 million and $222 million, respectively. The EPA has stated that it has incurred past costs at the Sites in the range of $7.5-$8 million as of February 9, 1993, and alleges that response costs will continue to be incurred in the future.

  On May 20, 1993, the EPA issued three unilateral Administrative Orders under
Section 106(a) of CERCLA ordering the respondents, including KACC, to perform the soil remedial design and remedial action described in the ROD for three of the Sites. The estimated cost as set forth in the ROD for the remedial action at the three Sites is approximately $27 million. A number of other companies are also named as respondents. KACC has entered into a PRP Participation Agreement with certain of the respondents (the "Aberdeen Site PRP Group" or the "Group") to participate jointly in responding to the Administrative Orders dated May 20, 1993, regarding soil remediation, to share costs incurred on an interim basis, and to seek to reach a final allocation of costs through agreement or to allow such final allocation and determination of liability to be made by the United States District Court. By letter dated July 6, 1993, KACC has notified the EPA of its ongoing participation with such group of respondents which, as a group, are intending to comply with the Administrative Orders to the extent consistent with applicable law. By letters dated December 30, 1993, the EPA notified KACC of its potential liability for, and requested that KACC, along with a number of other companies, undertake or agree to finance, groundwater remediation at certain of the Sites. The ROD-selected remedy for the groundwater remediation selected by EPA includes a variety of techniques. The EPA has estimated the total present worth cost, including thirty years of operation and maintenance, at approximately $11.8 million. On June 22, 1994, the EPA issued two unilateral Administrative Orders under Section 106(a) of CERCLA ordering the respondents, including KACC, to undertake the groundwater remediation at three of the Sites. A PRP Participation Agreement with respect to groundwater remediation has been entered into by certain of the respondents, including KACC.

  By letter dated March 6, 1996, KACC gave notice of withdrawal from the Aberdeen Site PRP Group pursuant to the provisions of the PRP Participation Agreement. KACC advised the Group and the EPA that even if it were liable for cleanup at the Sites, which it expressly denies, it had already contributed far more than its allocable potential share of response costs. KACC has advised the Group and the EPA that it has fully complied with the Unilateral Orders and that should additional evidence be presented which demonstrates KACC's liability in excess of the amount contributed to date, KACC would be willing to discuss the matter further at that time.

 United States of America v. Kaiser Aluminum & Chemical Corporation

  In February 1989, a civil action was filed by the United States Department of Justice (the "DOJ") at the request of the EPA against KACC in the United States District Court for the Eastern District of Washington, Case No. C-89-106-CLQ. The complaint alleged that emissions from certain stacks at KACC's Trentwood facility in Spokane, Washington intermittently violated the opacity standard contained in the Washington State Implementation Plan ("SIP"), approved by the EPA under the federal Clean Air Act. The complaint sought injunctive relief, including an order that KACC take all necessary action to achieve compliance with the SIP opacity limit and the assessment of civil penalties of not more than $25,000 per day.

  KACC and the EPA, without adjudication of any issue of fact or law, and without any admission of the violations alleged in the underlying complaint, have entered into a Consent Decree, which was approved by a Consent Order entered by the United States District Court for the Eastern District of Washington in January 1996. As approved, the Consent Decree settles the underlying disputes and requires KACC to (i) pay a $.5 million civil penalty (which penalty has been paid), (ii) complete a program of plant improvements and operational changes that began in 1990 at its Trentwood facility, including the installation of an emission control system to capture particulate emissions from certain furnaces, and (iii) achieve and maintain furnace compliance with the opacity standard in the SIP by no later than February 28, 1997. The Company anticipates that capital expenditures for the environmental upgrade of the furnace operation at its Trentwood facility, including the improvements and changes required by the Consent Decree, will be approximately $20.0 million.

 Catellus Development Corporation v. Kaiser Aluminum & Chemical Corporation and James L. Ferry & Son Inc.

  In January 1991, the City of Richmond, et al. (the "Plaintiffs") filed a Second Amended Complaint for Damages and Declaratory Relief against the United States, Catellus Development Corporation ("Catellus") and other defendants (collectively, the "Defendants") alleging, among other things, that the Defendants caused or allowed hazardous substances, pollutants, contaminants, debris and other solid wastes to be discharged, deposited, disposed of or released on certain property located in Richmond, California (the "Property") formerly owned by Catellus and leased to KACC for the purpose of shipbuilding activities conducted by KACC on behalf of the United States during World War II. The Plaintiffs sought recovery of response costs and natural resource damages under CERCLA. Certain of the Plaintiffs alleged they had incurred or expected to incur costs and damages of approximately $49.0 million. Catellus subsequently filed a third party complaint (the "Third Party Complaint") against KACC in the United States District Court for the Northern District of California, Case No. C-89-2935 DLJ. Thereafter, the Plaintiffs filed a separate complaint against KACC, Case No. C-92-4176. The Plaintiffs settled their CERCLA and tort claims against the United States for $3.5 million plus thirty-five percent (35%) of future response costs.

  The trial involving this case commenced in March 1995. During the trial, Plaintiffs settled their claims against Catellus in exchange for payment of approximately $3.25 million. Subsequently, on June 2, 1995, the United States District Court for the Northern District of California issued an order on the remaining claims in that action. On December 7, 1995, the District Court issued the Final Judgment on those claims concluding that KACC is liable for various costs and interest, aggregating approximately $2.2 million, fifty percent (50%) of future costs of cleaning up certain parts of the Property and certain fees and costs associated specifically with the claim by Catellus against KACC. KACC paid the City of Richmond $1.76 million in partial satisfaction of this judgment. In January 1996, Catellus filed a notice of appeal with respect to its indemnity judgment against KACC. KACC has since filed a notice of cross appeal as to the Court's decision adjudicating that KACC is obligated to indemnify Catellus. In February 1996, the Plaintiffs filed motions, which KACC is contesting, seeking reimbursement of fees and costs from KACC in the aggregate amount of $2.76 million. Based on KACC's estimate of future costs of cleanup, resolution of the Catellus matter is not expected to have a material adverse effect on Kaiser's consolidated financial condition, results of operations, or liquidity.

 Waste Inc. Superfund Site

  On December 8, 1995, the EPA issued a unilateral Administrative Order for Remedial Design and Remedial Action under CERCLA to KACC and thirty-one other respondents for remedial design and action at the Waste Inc. Superfund Site at Michigan City, Indiana. This site was operated as a landfill from 1965 to 1982. KACC is alleged to have arranged for the disposal of waste from its formerly-owned plant at Wanatah, Indiana, during the period from 1964 to 1972. In its Record of Decision, the EPA estimated the cost of the work to be performed to have a present value of $15.7 million. KACC's share of the total waste sent to the site is unknown. A consultant retained by a group of PRPs estimated that KACC contributed 2.0% of the waste sent to the site by the forty-one largest contributors. KACC's ultimate exposure will depend on the number of PRPs that participate and the volume of waste properly allocable to KACC. Based on the EPA's cost estimate, KACC believes that its financial exposure for remedial design and remedial action at this site is less than $500,000. A PRP participation agreement is under negotiation.

ASBESTOS-RELATED LITIGATION

  KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At March 31, 1996, the number of such claims pending was approximately 66,200, as compared with 59,700 at December 31, 1995. In 1995, approximately 41,700 of such claims were received and 7,200 settled or dismissed and, during the first quarter of 1996, approximately 8,800 of such claims were received and 2,300 settled or dismissed. KACC has been advised by its regional counsel that, although there can be no assurance, the increase in pending claims during 1995 may have been attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, was designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995, and November 30, 1995, were filed in Texas prior to September 1, 1995. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Asbestos Contingencies." The portion of Note 8 of the Notes to Consolidated Financial Statements under the heading "Asbestos Contingencies" is incorporated herein by reference.

DOJ PROCEEDINGS

  On August 24, 1994, the DOJ issued Civil Investigative Demand No. 11356 ("CID No. 11356") requesting information from Kaiser regarding (i) its production, capacity to produce, and sales of primary aluminum from January 1, 1991, to the date of the response; (ii) any actual or contemplated reduction in its production of primary aluminum during that period; and (iii) any communications with others regarding any actual, contemplated, possible or desired reductions in primary aluminum production by Kaiser or any of its competitors during that period. Management believes that Kaiser's actions have at all times been appropriate, and Kaiser has submitted documents and interrogatory answers to the DOJ responding to CID No. 11356.

  On March 27, 1995, the DOJ issued Civil Investigative Demand No. 12503 ("CID No. 12503"), as part of an industry-wide investigation, requesting information from KACC regarding (i) any actual or contemplated changes in its method of pricing can stock from January 1, 1994, through March 31, 1995, (ii) the percentage of aluminum scrap and primary aluminum ingot used by KACC to produce can stock and the manner in which KACC's cost of acquiring aluminum scrap is factored into its can stock prices, and (iii) any communications with others regarding any actual or contemplated changes in its method of pricing can stock from January 1, 1994, through March 31, 1995. Kaiser believes that KACC's actions have at all times been appropriate, and KACC has submitted documents and interrogatory answers to the DOJ responding to CID No. 12503.

OTHER PROCEEDINGS

 Hammons v. Alcan Aluminum Corp. et al.

  On March 5, 1996, a class action complaint was filed against the Company, Alcan Aluminum Corp., Aluminum Company of America, Alumax, Inc., Reynolds Metal Company and the Aluminum Association in the Superior Court of California for the County of Los Angeles, Case No. BC145612. The complaint claims that the defendants conspired, in violation of the California Cartwright Act, (Bus. & Prof. Code (S) 16720 & 16750) in conjunction with a Memorandum of Understanding ("MOU") entered into by representatives of Australia, Canada, the European Union, Norway, the Russian Federation and the United States in 1994, to restrict the production of primary aluminum causing consequent rises in prices for primary aluminum and aluminum products. The complaint seeks certification of a class consisting of persons who at any time between January 1, 1994, and the date of the complaint purchased aluminum or aluminum products manufactured by one or more of the defendants and estimates damages sustained by the class to be $4.4 billion during the year 1994, before trebling. Plaintiff's counsel has estimated damages to be $4.4 billion per year for each of the two years the MOU was active, which then trebled equals $26.4 billion.

  On April 2, 1996 the case was removed to and is currently pending in the U.S. District Court for the Central District of California. The Court has granted defendants until May 9, 1996 to file contemplated motions to dismiss.

 Matheson et al v. Kaiser Aluminum Corporation et al.

  On March 19, 1996, a lawsuit was filed against MAXXAM, Kaiser and Kaiser's directors challenging and seeking to enjoin the Proposed Recapitalization and the April 10, 1996, special stockholders' meeting at which the Proposed Recapitalization was to be considered. The suit, which is entitled Matheson et al. v. Kaiser Aluminum Corporation et al. (No. 14900) and was filed in the Delaware Court of Chancery, purports to be an individual and class action by persons who as of March 18, 1996 (the record date for the April 10, 1996, meeting) owned Kaiser's outstanding Common Stock and PRIDES. Plaintiffs allege, among other things, breaches of fiduciary duties by certain defendants and that the Proposed Recapitalization violates Delaware law and the certificate of designations for the PRIDES. Plaintiffs seek injunctive relief, rescission, rescissory damages and other relief. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoined the Company from implementing the Proposed Recapitalization. On April 10, 1996, the Company called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted the Company's motion to consider, on an expedited basis, the Company's appeal of the preliminary injunction. See also "Risk Factors--Possible Equity Recapitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Structure," and "Description of Capital Stock--Possible Equity Recapitalization."

OTHER MATTERS

  Various other lawsuits and claims are pending against KACC. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

  There can be no assurance that adverse determinations and/or unfavorable settlements with respect to the Company's legal proceedings will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See "Risk Factors--Environmental Matters and Litigation."

                                   MANAGEMENT

  The following table sets forth certain information, as of March 31, 1996, with respect to the executive officers and directors of the Company.

           NAME                    POSITIONS AND OFFICES WITH THE COMPANY
           ----                    --------------------------------------
George T. Haymaker, Jr..... Chairman of the Board, Chief Executive Officer and
                             Director
Joseph A. Bonn............. Vice President, Planning and Administration
John T. La Duc............. Vice President and Chief Financial Officer
Anthony R. Pierno.......... Vice President and General Counsel
Byron L. Wade.............. Vice President, Secretary and Deputy General Counsel
Robert E. Cole............. Vice President, Government Affairs, of KACC
John E. Daniel............. Vice President, and President of Kaiser Primary
                             Products, of KACC
Richard B. Evans........... Vice President of KACC
Robert W. Irelan........... Vice President, Public Relations, of KACC
Alan G. Longmuir........... Vice President, Research and Development, of KACC
Raymond J. Milchovich...... Vice President, and President of Kaiser Flat-Rolled
                             Products, of KACC
James T. Owen.............. Vice President, and President of Kaiser Extruded
                             Products, of KACC
Geoffrey W. Smith.......... Vice President, and President of Kaiser Alumina, of
                             KACC
Kris S. Vasan.............. Vice President, Financial Risk Management, of KACC
Lawrence L. Watts.......... Vice President, and President of Kaiser Aluminum
                             International, of KACC
Arthur S. Donaldson........ Controller
Karen A. Twitchell......... Treasurer
Robert J. Cruikshank....... Director
Charles E. Hurwitz ........ Director and Vice Chairman
Ezra G. Levin ............. Director
Robert Marcus ............. Director
Robert J. Petris........... Director

  George T. Haymaker, Jr. Mr. Haymaker, age 58, assumed the positions of Chairman of the Board and Chief Executive Officer of the Company and KACC effective January 1, 1994. From May 1993 to December 1993, Mr. Haymaker served as President and Chief Operating Officer of the Company and KACC. Mr. Haymaker became a director of the Company in May 1993, and a director of KACC in June 1993. From 1987 to April 1993, Mr. Haymaker was a partner in a partnership which acquired, redirected and operated small to medium sized companies in the metals industry. Since July 1987, Mr. Haymaker has been a director, and from February 1992 through March 1993 was President, of Metalmark Corporation, which is in the business of semi-fabrication of aluminum specialty foils and extrusions. From May 1986 until February 1993, he also served as President of West Coast Sales Corp., which provides management and acquisition services. Mr. Haymaker also served as Chief Executive Officer and a director of Amarlite Architectural Products, Inc. ("Amarlite"), a producer of architectural curtain wall and entrance products, from August 1990 to April 1992 and from April 1989 to February 1993, respectively. He was a director of American Powdered Metals Company, which is engaged in the manufacture of powdered metal components, from August 1988 to March 1993, and Hayken Metals Asia Limited, which represents manufacturers of aluminum and metal products, from January 1988 to April 1993. From 1984 to 1986, Mr. Haymaker served as Executive Vice President--Aluminum Operations of Alumax Incorporated, being responsible for all primary aluminum and semifabricating activities.

  Joseph A. Bonn. Mr. Bonn, age 52, has been Vice President, Planning and Administration of the Company and KACC since February 1992 and July 1989, respectively. Mr. Bonn has served as a Vice

President of KACC since April 1987 and served as Senior Vice President-- Administration of MAXXAM from September 1991 through December 1992. He was also KACC's Director of Strategic Planning from April 1987 until July 1989. From September 1982 to April 1987, Mr. Bonn served as General Manager of various aluminum fabricating divisions.

  John T. La Duc. Mr. La Duc, age 53, has been Vice President and Chief Financial Officer of the Company since June 1989 and May 1990, respectively, and was Treasurer of the Company from August 1995 until February 1996 and from January 1993 until April 1993. He was also Treasurer of KACC from June 1995 until February 1996, and has been Chief Financial Officer of KACC since January 1990 and a Vice President of KACC since June 1989. Since September 1990, Mr. La Duc has served as Senior Vice President of MAXXAM. Mr. La Duc also serves as a Vice President and a director of MGI, The Pacific Lumber Company ("Pacific Lumber"), an indirect subsidiary of MAXXAM engaged in forest products operations, and Pacific Lumber's subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"). He previously served as Chief Financial Officer of MAXXAM and MGI from September 1990 until December 1994 and February 1995, respectively, and of Pacific Lumber from October 1990, and Scotia Pacific from November 1992, until February 1995.

  Anthony R. Pierno. Mr. Pierno, age 63, has served as Vice President and General Counsel of the Company and KACC since January 1992. He also serves as Senior Vice President and General Counsel of MAXXAM, positions he has held since February 1989. Mr. Pierno has also served as Vice President and General Counsel of MGI and Pacific Lumber since May 1989 and Scotia Pacific since November 1992 and as a director of MGI and Pacific Lumber since November 1993 and January 1994, respectively. Immediately prior to joining MAXXAM, Mr. Pierno served as partner in charge of the business practice group in the Los Angeles office of the law firm of Pillsbury, Madison & Sutro. He has served as the Commissioner of Corporations of the State of California and as Chair of several committees of the State Bar of California. Mr. Pierno is Chairman of the Board of Trustees of Whittier College, and a former member and past Chairman of the Board of Trustees of Marymount College.

  Byron L. Wade. Mr. Wade, age 49, has served as Vice President and Secretary of the Company and KACC since January 1992, and Deputy General Counsel of the Company and KACC since May and June 1992, respectively. Mr. Wade has also served as Vice President and Deputy General Counsel of MAXXAM since May 1990, and Secretary of MAXXAM since October 1988. He previously served as Assistant Secretary and Assistant General Counsel of MAXXAM from November 1987 to October 1988 and May 1990, respectively. In addition, Mr. Wade has served since May 1993 as a Vice President and Secretary of SHRP General Partner, Inc. ("SHRP"), the current managing general partner of Sam Houston Race Park, Ltd., a Texas limited partnership and subsidiary of MAXXAM which operates a horse racing facility in Texas ("SHRP, Ltd."). Mr. Wade has served as Vice President, Secretary and Deputy General Counsel of Pacific Lumber and Scotia Pacific since June 1990 and November 1992, respectively, and as Vice President, Secretary and Deputy General Counsel of MGI since July 1990. He had previously served since 1983 as Vice President, Secretary and General Counsel of MCO Resources, Inc., a publicly traded oil and gas company, which was majority owned by MAXXAM.

  Robert E. Cole. Mr. Cole, age 49, has been a Vice President of KACC since March 1981. Since September 1990, Mr. Cole also has served as Vice President-- Federal Government Affairs of MAXXAM, MGI and Pacific Lumber. Mr. Cole is currently Chairman of the United States Auto Parts Advisory Committee established by the United States Congress.

  John E. Daniel. Mr. Daniel, age 60, has been a Vice President of KACC since January 1992, President of Kaiser Primary Products since June 1995, and has been the General Manager of KACC's primary aluminum products business unit since November 1990. From November 1990 to January 1992, he was Divisional Vice President of KACC's primary aluminum products business unit. From December 1989 to November 1990, Mr. Daniel was Reduction Plant Manager of KACC's Tacoma, Washington plant. From July 1986 to December 1989, he was Reduction Plant Manager of KACC's formerly owned Ravenswood, West Virginia plant.

  Richard B. Evans. Mr. Evans, age 48, has been a Vice President of KACC since January 1, 1992, and was responsible for the worldwide commercial development of KACC's proprietary micromill rolling process for canstock production from April 1994 through February 1996. Mr. Evans has been President of Kaiser Micromills since June 1995. He previously served as General Manager of KACC's flat-rolled products business unit from January 1989 to April 1994. From July 1986 to January 1992, he was Divisional Vice President of KACC's flat-rolled products business unit.

  Robert W. Irelan. Mr. Irelan, age 59, has served KACC as Vice President, Public Relations since February 1988. He has also been Vice President--Public Relations of MGI, Pacific Lumber and MAXXAM since September 1990. From June 1985 to February 1988, Mr. Irelan served as Divisional Vice President-- Corporate Public Relations of KACC, and from 1968 to June 1985 he served KACC and certain affiliated companies in a variety of positions.

  Alan G. Longmuir. Mr. Longmuir, age 55, has been Vice President--Research and Development of KACC since June 1995, and previously was Divisional Vice President--Research and Development of KACC since October 1988. Mr. Longmuir served as KACC's Director of Manufacturing Systems from January 1985 to October 1988. From September 1982 to January 1985 he acted as KACC's Manager--Automated Systems and Electrical Engineering; and from January 1978 to September 1982 was KACC's Manager--Metals Automation.

  Raymond J. Milchovich. Mr. Milchovich, age 46, has been Vice President-- President of Kaiser Flat-Rolled Products, of KACC since June 1995. From July 1986 to June 1995, Mr. Milchovich served as Divisional Vice President of KACC's flat-rolled products business unit and Works Manager of KACC's Trentwood facility in Spokane, Washington.

  James T. Owen. Mr. Owen, age 58, has been a Vice President--President of Kaiser Extruded Products, of KACC since June 1995. Mr. Owen previously served as a Divisional Vice President and General Manager of KACC's extruded products business unit from February 1988 to June 1995. From January 1984 to January 1985, Mr. Owen served as the General Manager of KACC's Los Angeles extrusions facility and from July 1976 to January 1984, Mr. Owen served as plant manager of various aluminum fabricating facilities.

  Geoffrey W. Smith. Mr. Smith, age 49, has been a Vice President of KACC since January 1992. From December 1994 until June 1995, Mr. Smith was General Manager of KACC's alumina business unit. Mr. Smith has been President of Kaiser Alumina since June 1995. Mr. Smith previously served as Co-General Manager of KACC's alumina business unit from September 1991 through December 1994. From September 1990 to January 1992, Mr. Smith was Divisional Vice President of KACC's alumina business unit. From August 1988 to August 1990, Mr. Smith was Director of Business Development for the alumina business unit, and from 1982 to August 1988, he was Operations/Technical Manager for KACC's Gramercy, Louisiana, facility.

  Kris S. Vasan. Mr. Vasan, age 46, has been Vice President, Financial Risk Management, of KACC since June 1995. Mr. Vasan previously served as Treasurer of the Company and KACC from April 1993 until June 1995. Prior to that, Mr. Vasan served the Company and KACC as Corporate Director of Financial Planning and Analysis from June 1990 until April 1993. From October 1987 until June 1990, he served as Associate Director of Financial Planning and Analysis.

  Lawrence L. Watts. Mr. Watts, age 49, has been a Vice President of KACC since January 1992. From April 1994 until June 1995, Mr. Watts was General Manager-- International Development. Mr. Watts has been President of Kaiser Aluminum International since June 1995. Mr. Watts previously served as Co-General Manager of KACC's alumina business unit since September 1991 until December 1994. From June 1989 to January 1992, Mr. Watts was Divisional Vice President, Governmental Affairs and Human Resources, for the alumina business unit, and from July 1988 to June 1989, he was Divisional Vice President, Public Relations and Governmental Relations, for the alumina business unit. From September 1984 to July 1988, Mr. Watts was Manager, Human Resources for the alumina business unit.

  Arthur S. Donaldson. Mr. Donaldson, age 53, became Controller of the Company and KACC effective February 1, 1996. Mr. Donaldson previously served as Assistant Controller of the Company and KACC since September 1992. From January 1985 to September 1992, Mr. Donaldson was Manager of Financial Reporting for the Company.

  Karen A. Twitchell. Ms. Twitchell, age 40, assumed the position of Treasurer of the Company and KACC effective February 1, 1996. Prior to joining the Company, Ms. Twitchell was Vice President and Treasurer of Southdown, Inc., a Houston-based company specializing in portland and masonry cement, since April 1994 and Treasurer since 1989.

  Robert J. Cruikshank. Mr. Cruikshank, age 65, has served as a director of the Company and KACC since January 1994. In addition, he has been a director of MAXXAM since May 1993. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement in March 1993. Prior to its merger with Touche Ross & Co. in December 1989, Mr. Cruikshank served as Managing Partner of Deloitte Haskins & Sells from June 1974 until the merger, and served on such firm's board of directors from 1981 to 1985. Mr. Cruikshank also serves as a director and on the Compensation Committee of Houston Industries Incorporated, a public utility holding company with interests in electric utilities, coal and transportation businesses; a director of Texas Biotechnology Incorporated; and as Advisory Director of Compass Bank--Houston.

  Charles E. Hurwitz. Mr. Hurwitz, age 55, was appointed Vice Chairman of KACC in December 1994 and has served as a director of the Company and KACC since October and November 1988, respectively. Mr. Hurwitz has also served as a member of the Board of Directors and the Executive Committee of MAXXAM since August 1978 and was elected Chairman of the Board and Chief Executive Officer of MAXXAM in March 1980. Since May 1982, Mr. Hurwitz has been Chairman of the Board and Chief Executive Officer of MGI. Since January 1993, Mr. Hurwitz has also served MAXXAM and MGI as President. From May 1986 until February 1993, Mr. Hurwitz served as a director of Pacific Lumber. Mr. Hurwitz has been, since January 1974, Chairman of the Board and Chief Executive Officer of Federated. Mr. Hurwitz has also served SHRP as a director since May 1993, Chairman of the Board since October 1995, and President from May 1993 until April 1996.

  Ezra G. Levin. Mr. Levin, age 62, has been a director of the Company since July 1991. He has been a director of KACC since November 1988, and a director of MAXXAM since May 1978. Mr. Levin also served as a director of the Company from April 1988 to May 1990, and as a director of MGI from May 1982 through December 1993. Mr. Levin is a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. He also serves as a trustee of Federated and as a director of Pacific Lumber, Scotia Pacific and United Mizrahi Bank and Trust Company.

  Robert Marcus. Mr. Marcus, age 71, has been a director of the Company and KACC since September 1991. From 1987 to January 1992, Mr. Marcus was a partner in American Industrial Partners, a San Francisco and New York based firm specializing in private equity investments in industrial companies. From 1983 to 1991, Mr. Marcus was a director of Domtar Inc., a Canadian resource-based multi-business corporation. From 1982 to 1987, Mr. Marcus served as President and Chief Executive Officer of Alumax Inc., an integrated aluminum company.

  Robert J. Petris. Mr. Petris, age 70, has been a director of the Company since May 1995 and KACC since June 1995. He became Special Assistant to the International President of the USWA in June 1995. Since 1977, Mr. Petris has been a member of the International Union Executive Board and Director of District 38, where he has been exposed to a wide range of issues and problems in the aluminum, steel, container and non-ferrous metals industries. Mr. Petris plans to retire from USWA this year.

                              CERTAIN TRANSACTIONS

  For certain periods through June 30, 1993, the Company and its subsidiaries (including KACC) were included in the consolidated Federal income tax return filed by MAXXAM. Payments to MAXXAM or refunds from MAXXAM may still be required by or payable to the Company or KACC under tax allocation agreements that governed those tax periods due to the final resolution of audits, amended returns and related matters with respect to such periods. The 1994 Credit Agreement prohibits any cash payments by KACC to MAXXAM pursuant to the relevant tax allocation agreement after February 15, 1994; however, MAXXAM may offset amounts owing to it against amounts owed by it under the relevant tax allocation agreement, and KACC may make certain cash payments to MAXXAM that are required as a result of audits of MAXXAM's tax returns and only to the extent of any amounts paid after February 15, 1994, by MAXXAM to KACC under the tax allocation agreement. While the Company and KACC are severally liable for the MAXXAM tax group's Federal income tax liability for all of 1993 and applicable prior periods, pursuant to the relevant tax allocation agreements, MAXXAM indemnifies the Company and KACC to the extent the tax liability exceeds amounts payable by them under such agreements.

  KACC and MAXXAM have an arrangement pursuant to which they reimburse each other for certain allocable costs associated with the performance of services by their respective employees. KACC paid a total of approximately $2.4 million to MAXXAM pursuant to such arrangements and MAXXAM paid approximately $2.5 million to KACC pursuant to such arrangements in respect of 1995. Generally, KACC and MAXXAM endeavor to minimize the need for reimbursement by ensuring that employees are employed by the entity to which the majority of their services are rendered.

  On December 15, 1992, KACC issued a note (the "PIK Note") to a subsidiary of MAXXAM in the principal amount of $2.5 million, representing the entire amount of a dividend received by such subsidiary in respect of the shares of the Company's Common Stock which it owned. The PIK Note which accrued interest, compounded semiannually, at a rate equal to 12% per annum, was paid, together with accrued interest thereon, on June 30, 1995.

  In January 1995, Mr. Pierno repaid a $150,000 bank loan which had been guaranteed by MAXXAM. Pursuant to the terms of Mr. Pierno's employment agreement with MAXXAM (which expired in March 1995), his personal loans from MAXXAM, which aggregated $150,000, at 6% interest, were forgiven at the rate of $15,000 per year. Such loans were, and continue to be, secured by real estate owned by Mr. Pierno. As of February 28, 1995, MAXXAM entered into an amendment of Mr. Pierno's promissory note evidencing such loans which provides that (i) installments of $18,750 be paid on each of December 31, 1995, 1996 and 1997, with any remaining principal balance, together with accrued interest, to be paid in full on December 31, 1998; and (ii) the loans be secured by any amounts to which Mr. Pierno may be entitled pursuant to the MAXXAM's Revised Capital Accumulation Plan. Mr. Pierno's principal balance on such loans is currently $56,250. Pursuant to the terms of Mr. Pierno's employment agreement, he borrowed an additional $200,000 bearing interest at 6% per annum, with interest being payable monthly and principal being due December 15, 1998 (with prepayments due upon the exercise by Mr. Pierno of any stock appreciation rights granted pursuant to the agreement or employee benefit plan). Such promissory note is also secured by any amounts to which Mr. Pierno may be entitled pursuant to MAXXAM's Revised Capital Accumulation Plan.

  In July 1993, MAXXAM loaned Mr. Wade $50,000, and advanced him an additional $50,000 which was repaid within 10 days, in connection with his purchase of an interest in SHRP, Ltd. The loan was evidenced by an unsecured promissory note, interest on which was payable monthly at an annual rate of 6%. As of June 30, 1995, Mr. Wade had $20,000 in principal amount outstanding on this loan. In August 1995, Mr. Wade repaid the principal of this loan, together with accrued interest thereon.

  Mr. Levin, a director of the Company and KACC, is a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, which provides legal services for the Company and its subsidiaries.

  On April 17, 1995, SHRP, Ltd. and two affiliated entities, SHRP Acquisition, Inc. and SHRP Capital Corp., filed voluntary corporate petitions under Chapter 11 of the United States Bankruptcy Code. Their bankruptcy reorganization plan has since been confirmed and the transactions contemplated by the bankruptcy reorganization plan were consummated on October 6, 1995. Since July 1993, Mr. Wade has served as a director, Vice President and Secretary of SHRP, Inc., SHRP, Ltd.'s sole general partner prior to SHRP, Ltd.'s bankruptcy reorganization, and of SHRP Capital Corp., a subsidiary of SHRP, Ltd. Also, Mr. Hurwitz has served as director and Chairman of the Board of SHRP, Inc., and as a director, Chairman of the Board and President of SHRP Capital Corp.

  In October 1990, Amarlite filed a voluntary corporate petition under Chapter 11 of the United States Bankruptcy Code. In December 1991, Amarlite obtained approval of its reorganization plan, which was funded and substantially consummated on January 14, 1992. Mr. Haymaker was Chief Executive Officer and a director of Amarlite during such period.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, and 20,000,000 shares of preferred stock, par value $.05 per share (the "Preferred Shares"). The following is a summary of the material terms of the capital stock of the Company, but does not purport to be complete or to give full effect to the provisions of statutory or common law, and is subject in all respects to the applicable provisions of the Company's Certificate of Incorporation.

COMMON STOCK

  The Company is authorized by its Certificate of Incorporation to issue 100,000,000 shares of Common Stock, of which 71,643,029 shares were issued and outstanding as of March 31, 1996. See "--Possible Equity Recapitalization."

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Subject to the rights of holders of any Preferred Shares, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities an the liquidation preference of any then outstanding Preferred Shares. Holders of Common Stock have no preemptive, conversion or redemption rights. All outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

 General

  The Board of Directors has the authority (without action by the stockholders) to issue the authorized and unissued Preferred Shares in one or more classes or one or more series within any class thereof and to determine the voting rights (including the right to vote as a class of series on particular matters and elect directors in certain circumstances), preferences, conversion, liquidation, dividend, and other rights of each such series. A total of 9,200,000 Preferred Shares were designated as PRIDES in connection with the February 1994 offering of the PRIDES. As of March 31, 1996, there were 8,673,850 shares of PRIDES outstanding which were held by 65 holders of record.

 The PRIDES

  The PRIDES are Preferred Shares and rank senior as to dividends and upon liquidation to the Company's Common Stock. The PRIDES convert automatically into shares of Common Stock on December 31, 1997 (the "Mandatory Conversion Date"). See "--Mandatory Conversion." In addition, the Company has the option to redeem the shares of the PRIDES, in whole or in part, at any time or from time to time after December 31, 1996 (the "Initial Redemption Date") and prior to the Mandatory Conversion Date. See "--Right to Call for Redemption." At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of the PRIDES is convertible at the option of the holder thereof into
 .8333 of a share of Common Stock, subject to adjustment for stock splits and certain other events. See "--Conversion at the Option of the Holder."

  Dividends

  The holders of shares of PRIDES are entitled to receive (when, as and if the Board of Directors declares dividends out of funds legally available therefor) cumulative preferential cash dividends at the rate of $.97 per annum or $.2425 per quarter for each share of the PRIDES, payable quarterly in arrears on the last day of each March, June, September and December, provided, however, that, with respect to any dividend period during which a redemption occurs, the Company may, at its option, declare accrued dividends on the shares of PRIDES, in which case such dividends shall not be included in the calculations of the call price. Dividends cease to accrue in respect of the PRIDES on the earliest of (i) the day immediately prior to the Mandatory Conversion Date, or (ii) the day immediately prior to the date of redemption of any such shares.

  Mandatory Conversion

  On the Mandatory Conversion Date each outstanding share of the PRIDES will convert automatically into one share of Common Stock (subject to adjustment for certain events), and the right to receive an amount in cash equal to all accrued and unpaid dividends.

  Right to Call for Redemption

  Shares of the PRIDES are not redeemable by the Company before the Initial Redemption Date. At any time or from time to time after the Initial Redemption Date and prior to the Mandatory Conversion Date, the Company may call, in whole or in part, the outstanding shares of PRIDES for redemption. For each share of PRIDES called for redemption the holder thereof is entitled to receive the number of shares of Common Stock equal to the greater of (i) the Call Price (as defined below) in effect on the redemption date divided by the current market price (as defined) per share of Common Stock as of the second trading day immediately preceding the notice date or (ii) .8333 of a share of Common Stock (subject to adjustment for stock splits and certain other events). The Call Price of each share of PRIDES is the sum of (i) $11.9925 on and after the Initial Redemption Date, to and including March 30, 1997; $11.9319 on and after March 31, 1997, to and including June 29, 1997; $11.8713 on and after June 30, 1997, to and including September 29, 1997; $11.8106 on and after September 30, 1997, and including November 29, 1997; and $11.75 on and after November 30, 1997, to and including December 30, 1997; and (ii) all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a date prior to the redemption date).

  Conversion at the Option of the Holder

  The shares of PRIDES are convertible at the option of the holders thereof, at any time before the Mandatory Conversion Date, unless previously redeemed, into shares of Common Stock, at a rate of .8333 of a share of Common Stock for each share of PRIDES, subject to adjustment for stock splits and certain other events. The right to convert shares of PRIDES called for redemption will terminate immediately before the close of business on the day prior to any redemption date with respect to such shares.

  Liquidation Rights

  The PRIDES are shares of Preferred Stock and rank senior in right and priority of payment to the Common Stock upon liquidation. Subject to the terms of any stock ranking senior to, or on a parity with, the shares of PRIDES, the liquidation preference applicable to each share of the PRIDES will be an amount equal to the sum of (i) $11.75 and (ii) an amount equal to all accrued and unpaid dividends payable with respect to such share of PRIDES.

  Voting Rights

  Holders of shares of PRIDES are entitled to 4/5 vote per share. Except as required by law or as to certain matters as to which separate class voting rights have been granted to the holders of the PRIDES or may be granted in the future to the holders of one or more other classes or series of stock, the holders of the PRIDES, the holders of the Common Stock, and the holders of any other classes or series of stock which may in the future be entitled to vote in such manner, vote together with each other, and not as separate classes, on all matters voted upon by the stockholders. In addition, subject to certain exceptions, the affirmative vote of two-thirds of the shares of PRIDES actually voting (voting separately as a class) is required to permit the Company to (i) issue any class or series of stock, or any security convertible at the option of the holder thereof into shares of any class or series of stock, ranking senior to the PRIDES as to dividends or upon liquidation, (ii) modify the terms of a certain intercompany note (which provides funds to the Company to enable the Company to make dividend payments on the PRIDES) in a manner that materially adversely affects the Company as the holder of such intercompany note or the holders of the PRIDES, (iii) amend the Certificate of Incorporation in a manner that materially adversely affects the holders of the PRIDES, or
(iv) consummate a merger or consolidation of the Company with KACC if certain conditions are not satisfied, or

(v) consummate a merger or consolidation of the Company with any other corporation if certain conditions are not satisfied. In the event that dividends payable on the PRIDES are in arrears in an aggregate amount equivalent to six full quarterly dividends, the holders of the outstanding PRIDES are entitled to elect, together with the holders of all classes or series of outstanding Preferred Stock as to which similar voting rights are exercisable, voting separately as a class, two directors of the Company, such directors to be in addition to the number of directors constituting the board of directors immediately before the accrual of such right.

POSSIBLE EQUITY RECAPITALIZATION

  On September 11, 1995, the Company announced that it had appointed an independent committee of its Board of Directors (the "Independent Committee") to consider a proposed recapitalization. The purpose of such recapitalization would be, among other things, to provide Kaiser with a form of consideration to be used in connection with future acquisitions and financings, if any, and to lessen the likelihood of possible repurchase obligations with respect to various issues of Kaiser indebtedness, which would occur in the event that MAXXAM no longer beneficially owned a minimum percentage of Kaiser's voting stock (defined to range from 30%-40% of such voting stock, depending upon various circumstances). The Independent Committee retained legal counsel and an investment banking firm which advised it in connection with a possible recapitalization transaction and the various alternative structures and methods by which it might be implemented. The Independent Committee's advisor reviewed the trading history and minority protection provisions of other corporations with dual capital stock structures, and considered the impact of any such transaction on (i) the aggregate market value of Kaiser's stock, (ii) the ability of Kaiser's stockholders to dispose of their shares, and (iii) the ability of Kaiser to raise equity capital.

  The Proposed Recapitalization would, among other things, (i) provide for two classes of common stock: the Class A Common Shares, $.01 par value, with one vote per share and the new, lesser-voting Recap Common Stock, $.01 par value, with 1/10 vote per share; (ii) redesignate as, Class A Common Shares the 100 million currently authorized shares of the Company's existing Common Stock and authorize an additional 250 million shares of Recap Common Stock; and (iii) reclassify each issued share of the Company's existing Common Stock into (a)
 .33 of a Class A Common Share and (b) .67 of a share of Recap Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Structure." The proposed terms of the Class A Common Shares and Recap Common Stock are described in the Company's definitive Proxy Statement for the Special Meeting of Stockholders held April 10, 1996, filed with the Commission on March 19, 1996. A special stockholders' meeting to consider the Proposed Recapitalization was scheduled for April 10, 1996. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoined the Company from implementing the Proposed Recapitalization. On April 10, 1996, the Company called the scheduled special meeting of stockholders to order and the meeting was adjourned to May 1, 1996, without taking a vote on the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted the Company's motion to consider, on an expedited basis, the Company's appeal of the preliminary injunction. See "Legal Proceedings--Other Proceedings--Matheson et al. v. Kaiser Aluminum Corporation et al." and "Risk Factors--Possible Equity Recapitalization."

                              SELLING STOCKHOLDER

  The Company has been a subsidiary of MAXXAM since October 28, 1988. As of the date of this Prospectus, MAXXAM owns approximately 62% of the Company's Common Stock, assuming the conversion of each outstanding share of PRIDES into one share of the Company's Common Stock. The number of shares of Common Stock to be offered and the percentage and number of shares of Common Stock which will be held by MAXXAM after the offering of Common Stock by MAXXAM will be set forth in the Prospectus Supplement.

                              PLAN OF DISTRIBUTION

  The Company has been advised that the distribution of the Common Stock by MAXXAM may be effected in and/or outside the United States: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; (iii) through agents; or (iv) through the offering of Common Stock in connection with any offering by MAXXAM of debt securities of its own which are convertible, exchangeable or redeemable into or for the Common Stock, and upon the conversion, exchange or redemption of such debt securities of MAXXAM. The Prospectus Supplement with respect to the Common Stock being offered (the "Offered Shares") will set forth the terms of the offering of the Offered Shares, including the name or names of any underwriters or agents, the purchase price of the Offered Shares and the proceeds to MAXXAM from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Company has been further advised that, if underwriters are used in the sale, the Offered Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Common Stock will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Shares will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Shares if any are purchased.

  If dealers are utilized in the sale of Offered Shares in respect of which this Prospectus is delivered, the Company has been advised that MAXXAM will sell such Offered Shares to the dealers as principals. The dealers may then resell such Offered Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  In addition, the Company has been advised that the Common Stock may be sold directly by MAXXAM or through agents designated by MAXXAM from time to time. Any agent involved in the offer or sale of the Offered Shares in respect of which this Prospectus is delivered will be named, and any commissions payable by MAXXAM to such agent will be set forth, in the Prospectus Supplement relating thereto.

  The Common Stock may be sold directly by MAXXAM to institutional investors or others, who may be deemed to be underwriters within the meaning of the Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  Agents, dealers and underwriters may be entitled under agreements entered into with MAXXAM and the Company to indemnification by the Company and MAXXAM against certain civil liabilities, including liabilities under the Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for, the Company and MAXXAM in the ordinary course of business.

  In connection with the sale of the Common Stock, underwriters or agents may be deemed to have received compensation from MAXXAM in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Common Stock for who they may act as agent. Underwriters or agents may sell the Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

  Any underwriters, dealers or agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Anthony R. Pierno, Esq., Vice President and General Counsel of the Company and Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York.

                                    EXPERTS

  The Consolidated Financial Statements for the years ended December 31, 1995, 1994 and 1993 included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                          AUDITED FINANCIAL STATEMENTS

  PAGE
  ----
KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
  Report of Independent Public Accountants................................ F-2
  Consolidated Balance Sheets at December 31, 1995 and 1994............... F-3
  Statements of Consolidated Income (Loss) for the Years Ended December
   31, 1995, 1994 and 1993................................................ F-4
  Statements of Consolidated Cash Flows for the Years Ended December 31,
   1995, 1994
   and 1993............................................................... F-5
  Notes to Consolidated Financial Statements.............................. F-6
KAISER ALUMINUM CORPORATION--Parent Company Only
  Condensed Balance Sheets at December 31, 1995 and 1994.................. F-31
  Condensed Statements of Income for the Years Ended December 31, 1995,
   1994 and 1993.......................................................... F-32
  Condensed Statements of Cash Flows for the Years Ended December 31,
   1995, 1994 and 1993.................................................... F-33
  Notes to Financial Statements........................................... F-34

                   UNAUDITED QUARTERLY FINANCIAL INFORMATION

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
  Unaudited Summary Quarterly Financial Data.............................. F-35

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Kaiser Aluminum Corporation:

  We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 16, 1996

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1995      1994
ASSETS                                                      --------  --------
Current assets:
  Cash and cash equivalents................................ $   21.9  $   17.6
  Receivables:
    Trade, less allowance for doubtful receivables of $5.0
     in 1995 and $4.2 in 1994..............................    222.9     150.7
    Other..................................................     85.7      48.5
  Inventories..............................................    525.7     468.0
  Prepaid expenses and other current assets................     76.6     158.0
                                                            --------  --------
    Total current assets...................................    932.8     842.8
Investments in and advances to unconsolidated affiliates...    178.2     169.7
Property, plant, and equipment--net........................  1,109.6   1,133.2
Deferred income taxes......................................    269.1     271.2
Other assets...............................................    323.5     281.2
                                                            --------  --------
    Total.................................................. $2,813.2  $2,698.1
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $  184.5  $  152.1
  Accrued interest.........................................     32.0      32.6
  Accrued salaries, wages, and related expenses............    105.3      77.7
  Accrued postretirement medical benefit obligation--
   current portion.........................................     46.8      47.0
  Other accrued liabilities................................    129.4     176.9
  Payable to affiliates....................................     94.2      85.3
  Long-term debt--current portion..........................      8.9      11.5
                                                            --------  --------
    Total current liabilities..............................    601.1     583.1
Long-term liabilities......................................    548.5     495.5
Accrued postretirement medical benefit obligation..........    734.0     734.9
Long-term debt.............................................    749.2     751.1
Minority interests.........................................    122.7     116.2
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000
   shares;
    Series A Convertible, stated value $.10, issued and
     outstanding, nil and 1,938,295 in 1995 and 1994.......                 .2
    PRIDES Convertible, par value $.05, issued and
     outstanding, 8,673,850 and 8,855,550 in 1995 and 1994.       .4        .4
  Common stock, par value $.01, authorized 100,000,000
   shares; issued and outstanding, 71,638,514 and
   58,205,083 in 1995 and 1994.............................       .7        .6
  Additional capital.......................................    530.3     527.8
  Accumulated deficit......................................   (459.9)   (502.6)
  Additional minimum pension liability.....................    (13.8)     (9.1)
                                                            --------  --------
    Total stockholders' equity.............................     57.7      17.3
                                                            --------  --------
    Total.................................................. $2,813.2  $2,698.1
                                                            ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                    STATEMENTS OF CONSOLIDATED INCOME (LOSS)

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  --------  --------
Net sales........................................ $2,237.8  $1,781.5  $1,719.1
                                                  --------  --------  --------
Costs and expenses:
  Cost of products sold..........................  1,798.4   1,625.5   1,587.7
  Depreciation...................................     94.3      95.4      97.1
  Selling, administrative, research and
   development, and general......................    134.5     116.8     121.9
  Restructuring of operations....................                         35.8
                                                  --------  --------  --------
    Total costs and expenses.....................  2,027.2   1,837.7   1,842.5
                                                  --------  --------  --------
Operating income (loss)..........................    210.6     (56.2)   (123.4)
Other expense:
  Interest expense...............................    (93.9)    (88.6)    (84.2)
  Other--net.....................................    (14.1)     (7.3)      (.9)
                                                  --------  --------  --------
Income (loss) before income taxes, minority
 interests, extraordinary loss, and cumulative
 effect of changes in accounting principles......    102.6    (152.1)   (208.5)
(Provision) credit for income taxes..............    (37.2)     53.8      86.9
Minority interests...............................     (5.1)     (3.1)     (1.5)
                                                  --------  --------  --------
Income (loss) before extraordinary loss and
 cumulative effect of changes in accounting
 principles......................................     60.3    (101.4)   (123.1)
Extraordinary loss on early extinguishment of
 debt, net of tax benefit of $2.9 and $11.2 for
 1994 and 1993, respectively.....................               (5.4)    (21.8)
Cumulative effect of changes in accounting
 principles, net of tax benefit of $237.7........                       (507.3)
                                                  --------  --------  --------
Net income (loss)................................     60.3    (106.8)   (652.2)
Dividends on preferred stock.....................    (17.6)    (20.1)     (6.3)
                                                  --------  --------  --------
Net income (loss) available to common
 shareholders.................................... $   42.7  $ (126.9) $ (658.5)
                                                  ========  ========  ========
Earnings (loss) per common and common equivalent
 share:
  Primary:
    Income (loss) before extraordinary loss and
     cumulative effect of changes in accounting
     principles.................................. $    .69  $  (2.09)  $ (2.25)
    Extraordinary loss...........................               (.09)     (.38)
    Cumulative effect of changes in accounting
     principles..................................                        (8.84)
                                                  --------  --------  --------
    Net income (loss)............................ $    .69  $  (2.18) $ (11.47)
                                                  ========  ========  ========
  Fully diluted.................................. $    .72
                                                  ========
Weighted average common and common equivalent
 shares outstanding (000):
  Primary........................................   62,264    58,139    57,423
                                                  ========  ========  ========
  Fully diluted..................................   71,809
                                                  ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                            (IN MILLIONS OF DOLLARS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1995    1994      1993
                                                    ------  -------  ---------
Cash flows from operating activities:
 Net income (loss)................................. $ 60.3  $(106.8) $  (652.2)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
   Depreciation....................................   94.3     95.4       97.1
   Amortization of excess investment over equity in
    unconsolidated affiliates......................   11.4     11.6       11.9
   Amortization of deferred financing costs and
    discount on long-term debt.....................    5.4      6.2       11.2
   Equity in (income) losses of unconsolidated
    affiliates.....................................  (19.2)     1.9        3.3
   Restructuring of operations.....................                       35.8
   Minority interests..............................    5.1      3.1        1.5
   Extraordinary loss on early extinguishment of
    debt--net......................................             5.4       21.8
   Cumulative effect of changes in accounting
    principles--net................................                      507.3
   (Increase) decrease in receivables.............. (109.7)    36.4       (6.1)
   (Increase) decrease in inventories..............  (57.7)   (41.1)      13.0
   Decrease (increase) in prepaid expenses and
    other assets...................................   82.9    (60.6)      (5.2)
   Increase (decrease) in accounts payable.........   32.4     25.8      (10.3)
   (Decrease) increase in accrued interest.........    (.6)     9.3       19.2
   Increase in payable to affiliates and accrued
    liabilities....................................   10.6     50.8       76.9
   Decrease in accrued and deferred income taxes...   (7.4)   (68.8)     (96.4)
   Other...........................................   10.9      9.3        8.1
                                                    ------  -------  ---------
    Net cash provided by (used for) operating
     activities....................................  118.7    (22.1)      36.9
                                                    ------  -------  ---------
Cash flows from investing activities:
 Net proceeds from disposition of property and
  investments......................................    8.6      4.1       13.1
 Capital expenditures..............................  (79.4)   (70.0)     (67.7)
 Investments in joint ventures.....................   (9.0)
                                                    ------  -------  ---------
    Net cash used for investing activities.........  (79.8)   (65.9)     (54.6)
                                                    ------  -------  ---------
Cash flows from financing activities:
 Repayments of long-term debt, including revolving
  credit........................................... (537.7)  (345.1)  (1,134.5)
 Borrowings of long-term debt, including revolving
  credit...........................................  532.3    378.9    1,068.1
 Borrowings from MAXXAM Group Inc. (see
  supplemental disclosure below)...................                       15.0
 Tender premiums and other costs of early
  extinguishment of debt...........................                      (27.1)
 Net short-term debt repayments....................             (.5)      (4.3)
 Incurrence of financing costs.....................    (.8)   (19.2)     (12.7)
 Dividends paid....................................  (20.8)   (14.8)      (6.3)
 Capital stock issued..............................    1.2    100.1      119.3
 Redemption of minority interests' preference
  stock............................................   (8.8)    (8.5)      (4.2)
                                                    ------  -------  ---------
    Net cash (used for) provided by financing
     activities....................................  (34.6)    90.9       13.3
                                                    ------  -------  ---------
Net increase (decrease) in cash and cash
 equivalents during the year.......................    4.3      2.9       (4.4)
Cash and cash equivalents at beginning of year.....   17.6     14.7       19.1
                                                    ------  -------  ---------
Cash and cash equivalents at end of year........... $ 21.9  $  17.6  $    14.7
                                                    ======  =======  =========
Supplemental disclosure of cash flow information:
 Interest paid, net of capitalized interest........ $ 88.8  $  73.1  $    53.7
 Income taxes paid.................................   35.7     16.0       13.5
 Tax allocation payments from MAXXAM Inc...........            (3.9)
Supplemental disclosure of non-cash financing
 activities:
 Exchange of the borrowings from MAXXAM Group Inc.
  for capital stock................................                  $    15.0

  The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority-owned subsidiaries. The Company is a direct subsidiary of MAXXAM Inc. ("MAXXAM") and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina and primary aluminum to domestic and international third parties (see
Note 10).

  The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amount of revenues and expenses during the reporting period. Uncertainties, with respect to such estimates and assumptions, are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company's consolidated financial position and results of operation.

  Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated. Certain reclassifications of prior-year information were made to conform to the current presentation.

 Changes in Accounting Principles

  The Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112"), as of January 1, 1993. The costs of postretirement benefits other than pensions and postemployment benefits are now accrued over the period employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the changes in accounting principles for the adoption of SFAS 106 and SFAS 112 were recorded as charges to results of operations of $497.7 and $7.3, net of related income taxes of $234.2 and $3.5, respectively. These deferred income tax benefits were recorded at the federal statutory rate in effect on the date the accounting standards were adopted, before giving effect to certain valuation allowances. The new accounting standards had no effect on the Company's cash outlays for postretirement or postemployment benefits, nor did these one-time charges affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

  The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), as of January 1, 1993. The adoption of SFAS 109 changed the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for Income Taxes. The asset and liability approach

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle reduced the Company's results of operations by $2.3. The adoption of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. As a result of restating these assets and liabilities, the loss before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles for the year ended December 31, 1993, was increased by $9.3.

 Cash and Cash Equivalents

  The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

 Inventories

  Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market value. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
Finished fabricated products..................................... $ 91.5 $ 49.4
Primary aluminum and work in process.............................  195.9  203.1
Bauxite and alumina..............................................  119.6  102.3
Operating supplies and repair and maintenance parts..............  118.7  113.2
                                                                  ------ ------
                                                                  $525.7 $468.0
                                                                  ====== ======

 Depreciation

  Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

Land improvements................................................  8 to 25 years
Buildings........................................................ 15 to 45 years
Machinery and equipment.......................................... 10 to 22 years

 Stock-Based Compensation

  The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for a stock-based compensation plan. Accordingly, no compensation cost has been recognized for this plan (see Note 6).

 Other Expense

  Other expense in 1995, 1994, and 1993 includes $17.8, $16.5, and $17.9 of pre-tax charges related principally to establishing additional: (i) litigation reserves for asbestos claims, and (ii) environmental reserves for potential soil and ground water remediation matters, each pertaining to operations which were discontinued prior to the acquisition of the Company by MAXXAM in 1988.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

 Deferred Financing Costs

  Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Amortization of deferred financing costs of $5.3, $6.0, and $11.2 for the years ended December 31, 1995, 1994, and 1993, respectively, are included in interest expense.

 Foreign Currency

  The Company uses the United States dollar as the functional currency for its foreign operations.

 Derivative Financial Instruments

  Gains and losses arising from the use of derivative financial instruments are reflected in the Company's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses as of December 31, 1995, are included in Prepaid expenses and other current assets and Other accrued liabilities. The Company does not hold or issue derivative financial instruments for trading purposes (see Note 9).

 Fair Value of Financial Instruments

  The following table presents the estimated fair value of the Company's financial instruments, together with the carrying amounts of the related assets or liabilities. Unless otherwise noted, the carrying amount of all financial instruments is a reasonable estimate of fair value.

                                          DECEMBER 31, 1995   DECEMBER 31, 1994
                                         ------------------- -------------------
                                         CARRYING ESTIMATED  CARRYING ESTIMATED
                                          AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                                         -------- ---------- -------- ----------
Debt....................................  $758.1    $806.3    $762.6    $747.6
Foreign currency contracts..............               1.9                 3.5

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Debt -- The quoted market prices were used for the Senior Notes and 12 3/4% Notes (see Note 4). The fair value of all other debt is based on discounting the future cash flows using the current rate for debt of similar maturities and terms.

  Foreign Currency Contracts -- The fair value generally reflects the estimated amounts that the Company would receive to enter into similar contracts at the reporting date, thereby taking into account unrealized gains or losses on open contracts (see Note 9).

 Earnings (Loss) per Common and Common Equivalent Share

  Primary earnings (loss) per common and common equivalent share are computed by dividing net income (loss) available to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period. Fully diluted earnings per common and common equivalent share are computed as if the Series A Shares and 181,700 shares of PRIDES (the "Converted PRIDES") had been converted to common shares at the beginning of the period. Accordingly, for purposes of the fully diluted calculations, the dividends attributable to the Series A Shares and the Converted PRIDES ($9.2 for the year ended December 31, 1995) have not been deducted from net income, and the weighted average number of

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) common and common equivalent shares outstanding includes the shares issued upon conversion of the Series A Shares and the Converted PRIDES as if they had been outstanding for the entire period. As a result of the redemption of the Series A Shares and conversion of the Converted PRIDES during the 1995 period, fully diluted earnings per share are presented for such period, even though the result is antidilutive. For the years ended December 31, 1994 and 1993, common equivalent shares attributable to the preferred stock and non-qualified stock options were excluded from the calculation of weighted average shares because they were antidilutive.

2. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

  Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations is treated as a reduction (increase) in cost of products sold. At December 31, 1995 and 1994, KACC's net receivables from these affiliates were not material.

 Summary of Combined Financial Position


                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
Current assets................................................... $429.0 $342.3
Property, plant, and equipment--net..............................  330.8  349.4
Other assets.....................................................   39.3   42.4
                                                                  ------ ------
  Total assets................................................... $799.1 $734.1
                                                                  ====== ======
Current liabilities.............................................. $125.4 $122.4
Long-term debt...................................................  331.8  307.6
Other liabilities................................................   35.6   31.0
Stockholders' equity.............................................  306.3  273.1
                                                                  ------ ------
  Total liabilities and stockholders' equity..................... $799.1 $734.1
                                                                  ====== ======

 Summary of Combined Operations

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  -------  -------
Net sales........................................... $ 685.9  $ 489.8  $ 510.3
Costs and expenses..................................  (618.7)  (494.8)  (527.2)
(Provision) credit for income taxes.................   (18.7)    (6.3)     1.9
                                                     -------  -------  -------
Net income (loss)................................... $  48.5  $ (11.3) $ (15.0)
                                                     =======  =======  =======
Company's equity in income (loss)................... $  19.2  $  (1.9) $  (3.3)
                                                     =======  =======  =======

  The Company's equity in income (loss) differs from the summary net income
(loss) due to various percentage ownerships in the entities and equity method accounting adjustments. At December 31, 1995, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $54.9. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $11.4.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $284.4, $219.7, and $206.6 in the years ended December 31, 1995, 1994, and 1993, respectively. Dividends of $8.1, nil, and nil were received from investees in the years ended December 31, 1995, 1994, and 1993, respectively.

  In 1995, a subsidiary of the Company invested $9.0 in a foreign joint venture. This amount is included in Investments in and advances to unconsolidated affiliates.

3. PROPERTY, PLANT, AND EQUIPMENT

  The major classes of property, plant, and equipment are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
Land and improvements........................................ $  151.8 $  153.5
Buildings....................................................    198.5    196.8
Machinery and equipment......................................  1,337.6  1,285.0
Construction in progress.....................................     59.6     45.0
                                                              -------- --------
                                                               1,747.5  1,680.3
Accumulated depreciation.....................................    637.9    547.1
                                                              -------- --------
  Property, plant, and equipment--net........................ $1,109.6 $1,133.2
                                                              ======== ========

4. LONG-TERM DEBT

  Long-term debt and its maturity schedule are as follows:

                                                                  DECEMBER 31,
                                                                  -------------
                                                            2001
                                                            AND    1995   1994
                                 1996 1997 1998 1999  2000 AFTER  TOTAL  TOTAL
                                 ---- ---- ---- ----- ---- ------ ------ ------
1994 Credit Agreement (9.00% at
 December 31, 1995)............                 $13.1             $ 13.1 $  6.7
9 7/8% Senior Notes, net.......                            $223.8  223.8  223.6
Pollution Control and Solid
 Waste Disposal Facilities
 Obligations (6.00%-7.75%).....  $1.2 $1.3 $1.4    .2 $.2    32.6   36.9   38.1
Alpart CARIFA Loan (fixed and
 variable rates)...............                              60.0   60.0   60.0
Alpart Term Loan (8.95%).......   6.3  6.2                          12.5   18.7
12 3/4% Senior Subordinated
 Notes.........................                             400.0  400.0  400.0
Other borrowings (fixed and
 variable rates)...............   1.4  1.4  7.7    .3  .2      .8   11.8   15.5
                                 ---- ---- ---- ----- ---  ------ ------ ------
Total..........................  $8.9 $8.9 $9.1 $13.6 $.4  $717.2  758.1  762.6
                                 ==== ==== ==== ===== ===  ======
Less current portion...........                                      8.9   11.5
                                                                  ------ ------
  Long-term debt...............                                   $749.2 $751.1
                                                                  ====== ======

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

 1994 Credit Agreement

  On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $325.0 five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable plus eligible inventory. The Company recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the previous credit agreement. As of December 31, 1995, $259.3 (of which $72.4 could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1 1/2% or LIBO Rate (Reserve Adjusted) (as defined) plus 3 1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1 1/2% (non-cumulatively), based on a financial test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1 1/2% per annum in margins effective January 1, 1996.

  The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. Neither the Company nor KACC currently is permitted to pay dividends on its common stock. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

 Senior Notes

  Concurrent with the offering by the Company of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES") (see Note 7), KACC issued $225.0 of its 9 7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

 Gramercy Solid Waste Disposal Revenue Bonds

  In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7 3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1995, $3.8 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

 Alpart CARIFA Loan

  In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. Substantially all of the Series A bonds bear interest at a floating rate of 87% of the applicable LIBID Rate (LIBOR less 1/8 of 1%). The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.

  Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company's minority partner in Alpart).

 Senior Subordinated Notes

  On February 1, 1993, KACC issued $400.0 of its 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). The net proceeds from the sale of the 12 3/4% Notes were used to retire the 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), to prepay $18.0 of the term loan, and to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes.

  The obligations of KACC with respect to the Senior Notes and the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12 3/4% Notes (the "Indentures") restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Further, the Indentures provide that KACC must offer to purchase the Senior Notes and the 12 3/4% Notes, respectively, upon the occurrence of a Change of Control (as defined therein), and the 1994 Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

 Capitalized Interest

  Interest capitalized in 1995, 1994, and 1993 was $2.8, $2.7, and $3.4, respectively.

 Restricted Net Assets of Subsidiary

  Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The restricted net assets of KACC totaled $24.0 at December 31, 1995.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

5. INCOME TAXES

  Income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles by geographic area is as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1995      1994      1993
                                                    -------  --------  --------
Domestic........................................... $ (55.9) $ (168.4) $ (232.0)
Foreign............................................   158.5      16.3      23.5
                                                    -------  --------  --------
  Total............................................ $ 102.6  $ (152.1) $ (208.5)
                                                    =======  ========  ========

  Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

  The (provision) credit for income taxes on income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles consists of:

                                                  FEDERAL FOREIGN  STATE  TOTAL
                                                  ------- -------  -----  ------
1995
  Current........................................  $(4.3) $(40.2)  $ (.1) $(44.6)
  Deferred.......................................   15.2    (4.9)   (2.9)    7.4
                                                   -----  ------   -----  ------
    Total........................................  $10.9  $(45.1)  $(3.0) $(37.2)
                                                   =====  ======   =====  ======
1994
  Current........................................         $(18.0)  $ (.1) $(18.1)
  Deferred.......................................  $71.2      .6      .1    71.9
                                                   -----  ------   -----  ------
    Total........................................  $71.2  $(17.4)         $ 53.8
                                                   =====  ======   =====  ======
1993
  Current........................................  $12.6  $ (7.9)  $ (.1) $  4.6
  Deferred.......................................   68.5    12.0     1.8    82.3
                                                   -----  ------   -----  ------
    Total........................................  $81.1  $  4.1   $ 1.7  $ 86.9
                                                   =====  ======   =====  ======

  The 1994 federal deferred credit for income taxes of $71.2 includes $29.3 for the benefit of operating loss carryforwards generated in 1994. The 1993 federal deferred credit for income taxes of $68.5 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and a $3.4 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment (August 10, 1993) of the Omnibus Budget Reconciliation Act of 1993, which retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  A reconciliation between the (provision) credit for income taxes and the amount computed by applying the federal statutory income tax rate to income
(loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1995     1994     1993
                                                    --------  -------  -------
Amount of federal income tax (provision) credit
 based on the statutory rate....................... $  (35.9) $  53.2  $  73.0
Percentage depletion...............................      4.2      5.6      6.4
Revision of prior years' tax estimates and other
 changes in valuation allowances...................      1.5       .2      3.9
Foreign taxes, net of federal tax benefit..........     (5.4)    (5.3)    (2.6)
Increase in net deferred income tax assets due to
 tax rate change...................................               1.8      3.4
Other..............................................     (1.6)    (1.7)     2.8
                                                    --------  -------  -------
(Provision) credit for income taxes................ $  (37.2) $  53.8  $  86.9
                                                    ========  =======  =======

  As shown in the Statements of Consolidated Income (Loss) for the years ended December 31, 1994 and 1993, the Company reported extraordinary losses related to the early extinguishment of debt. The Company reported the 1994 extraordinary loss net of related deferred federal income taxes of $2.9 and reported the 1993 extraordinary loss net of related current federal income taxes of $11.2, which approximated the federal statutory rate in effect on the dates the transactions occurred.

  The Company adopted SFAS 109 as of January 1, 1993, as discussed in Note 1. The components of the Company's net deferred income tax assets are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1995    1994
                                                                 ------  ------
Deferred income tax assets:
  Postretirement benefits other than pensions................... $289.9  $293.7
  Loss and credit carryforwards.................................  156.1   187.6
  Other liabilities.............................................  107.8   109.6
  Pensions......................................................   56.0    51.0
  Foreign and state deferred income tax liabilities.............   30.8    28.1
  Property, plant, and equipment................................   22.9    23.1
  Inventories...................................................    1.8
  Other.........................................................   10.7     3.5
  Valuation allowances.......................................... (128.5) (133.9)
                                                                 ------  ------
    Total deferred income tax assets--net.......................  547.5   562.7
                                                                 ------  ------
Deferred income tax liabilities:
  Property, plant, and equipment................................ (179.8) (203.2)
  Investments in and advances to unconsolidated affiliates......  (66.4)  (63.8)
  Inventories...................................................           (8.3)
  Other.........................................................   (9.5)   (6.4)
                                                                 ------  ------
    Total deferred income tax liabilities....................... (255.7) (281.7)
                                                                 ------  ------
Net deferred income tax assets.................................. $291.8  $281.0
                                                                 ======  ======

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1995, approximately $97.7 of the net deferred income tax assets listed above relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of the Company's net deferred income tax assets at December 31, 1995, is approximately $194.1. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period. If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized, despite the operating losses incurred in recent years.

  As of December 31, 1995 and 1994, $53.5 and $37.9, respectively, of the net deferred income tax assets listed above are included on the Consolidated Balance Sheets in the caption entitled Prepaid expenses and other current assets. Certain other portions of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheets in the captions entitled Other accrued liabilities and Long-term liabilities.

  The Company and its subsidiaries were included in the consolidated federal income tax returns of MAXXAM for the period from October 28, 1988, through June 30, 1993. As a consequence of the issuance of the Depositary Shares on June 30, 1993, as discussed in Note 7, the Company and its subsidiaries are no longer included in the consolidated federal income tax returns of MAXXAM. The Company and its subsidiaries have become members of a new consolidated return group of which the Company is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group files consolidated federal income tax returns for taxable periods beginning on or after July 1, 1993.

  The tax allocation agreement between the Company and MAXXAM (the "Company Tax Allocation Agreement") and the tax allocation agreement between KACC and MAXXAM (the "KACC Tax Allocation Agreement") (collectively, the "Tax Allocation Agreements"), terminated pursuant to their terms, effective for taxable periods beginning after June 30, 1993. Any unused federal income tax attribute carryforwards under the terms of the Tax Allocation Agreements were eliminated and are not available to offset federal income tax liabilities for taxable periods beginning on or after July 1, 1993. Upon the filing of MAXXAM's 1993 consolidated federal income tax return, the tax attribute carryforwards of the MAXXAM consolidated return group as of December 31, 1993, were apportioned in part to the New Kaiser Tax Group, based on the provisions of the relevant consolidated return regulations. The benefit of such tax attribute carryforwards apportioned to the New Kaiser Tax Group approximated the benefit of tax attribute carryforwards eliminated under the Tax Allocation Agreements. To the extent the New Kaiser Tax Group generates unused tax losses or tax credits for periods beginning on or after July 1, 1993, such amounts will not be available to obtain refunds of amounts paid by the Company or KACC to MAXXAM for periods ending on or before June 30, 1993, pursuant to the Tax Allocation Agreements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
  KACC and MAXXAM entered into the KACC Tax Allocation Agreement, which became effective as of October 28, 1988. Under the terms of the KACC Tax Allocation Agreement, MAXXAM computed the federal income tax liability for KACC and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations which was never connected with MAXXAM. During 1991, the Company and MAXXAM entered into the Company Tax Allocation Agreement, which became effective as of January 1, 1991. Under the terms of the Company Tax Allocation Agreement, MAXXAM computed a tentative federal income tax liability for the Company as if it and its subsidiaries, including KACC and its subsidiaries, were a separate affiliated group of corporations which was never connected with MAXXAM. The federal income tax liability of the Company was the difference between the tentative federal income tax liability and the liability computed under the KACC Tax Allocation Agreement.

  The provisions of the Tax Allocation Agreements will continue to govern for periods ended prior to July 1, 1993. Therefore, payments or refunds may still be required by or payable to the Company or KACC under the terms of their respective tax allocation agreements for these periods due to the final resolution of audits, amended returns, and related matters. However, the 1994 Credit Agreement prohibits the payment by KACC to MAXXAM of any amounts due under the KACC Tax Allocation Agreement, except for certain payments that are required as a result of audits and only to the extent of any amounts paid after February 17, 1994, by MAXXAM to KACC under the KACC Tax Allocation Agreement.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  The following table presents the Company's tax attributes for federal income tax purposes as of December 31, 1995. The utilization of certain of these tax attributes is subject to limitations:

                                                                       EXPIRING
                                                                       THROUGH
                                                                      ----------
Regular tax attribute carryforwards:
  Net operating losses......................................... $32.9       2007
  General business tax credits.................................  28.4       2008
  Foreign tax credits..........................................  89.7       2000
  Alternative minimum tax credits..............................  19.4 Indefinite
Alternative minimum tax attribute carryforwards:
  Net operating losses......................................... $17.1       2002
  Foreign tax credits..........................................  83.5       2000

6. EMPLOYEE BENEFIT AND INCENTIVE PLANS

 Retirement Plans

  Retirement plans are non-contributory for salaried and hourly employees and generally provide for benefits based on a formula which considers length of service and earnings during years of service. The Company's funding policies meet or exceed all regulatory requirements.

  The funded status of the employee pension benefit plans and the corresponding amounts that are included in the Company's Consolidated Balance Sheets are as follows:

                                                              PLANS WITH
                                                         ACCUMULATED BENEFITS
                                                          EXCEEDING ASSETS(1)
                                                             DECEMBER 31,
                                                         ----------------------
                                                            1995        1994
                                                         ----------  ----------
Accumulated benefit obligation:
  Vested employees.....................................  $    753.0  $    663.9
  Nonvested employees..................................        28.7        41.1
                                                         ----------  ----------
  Accumulated benefit obligation.......................       781.7       705.0
Additional amounts related to projected salary
 increases.............................................        34.2        30.0
                                                         ----------  ----------
Projected benefit obligation...........................       815.9       735.0
Plan assets (principally common stocks and fixed income
 obligations) at fair value............................      (592.3)     (524.6)
                                                         ----------  ----------
Plan assets less than projected benefit obligation.....       223.6       210.4
Unrecognized net losses................................       (54.7)      (42.5)
Unrecognized net obligations...........................         (.5)        (.8)
Unrecognized prior-service cost........................       (28.2)      (30.9)
Adjustment required to recognize minimum liability.....        49.8        42.9
                                                         ----------  ----------
Accrued pension obligation included in the Consolidated
 Balance Sheets (principally in Long-term liabilities).  $    190.0  $    179.1
                                                         ==========  ==========

- --------
(1) Includes plans with assets exceeding accumulated benefits by approximately $.1 and $.3 in 1995 and 1994, respectively.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  As required by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, the Company recorded an after-tax credit (charge) to equity of $(4.7) and $12.5 at December 31, 1995 and 1994, respectively, for the reduction (excess) of the minimum liability over the unrecognized net obligation and prior-service cost. These amounts were recorded net of the related income tax (provision) credit of $2.8 and $(7.3) as of December 31, 1995 and 1994, respectively, which approximated the federal and state statutory rates.

  The components of net periodic pension cost are:

                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1994     1993
                                                     --------  -------  -------
Service cost--benefits earned during the period..... $   10.0  $  11.2  $  10.8
Interest cost on projected benefit obligation.......     59.8     57.3     59.2
Return on assets:
  Actual gain.......................................   (112.2)     (.8)   (70.3)
  Deferred gain (loss)..............................     64.6    (53.0)    15.9
Net amortization and deferral.......................      4.2      4.1      2.3
                                                     --------  -------  -------
Net periodic pension cost........................... $   26.4  $  18.8  $  17.9
                                                     ========  =======  =======

  Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                       1995     1994     1993
                                                     --------  -------  -------
Discount rate.......................................      7.5%     8.5%     7.5%
Expected long-term rate of return on assets.........      9.5%     9.5%    10.0%
Rate of increase in compensation levels.............      5.0%     5.0%     5.0%

 Postretirement Benefits Other Than Pensions

  The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. These benefits are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. The Company adopted SFAS 106 to account for postretirement benefits other than pensions as of January 1, 1993, as discussed in Note 1.

  In 1995, the Company adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for USWA retirees who retire after December 31, 1995, when they become 65, and voluntary for other hourly retirees of the Company's operations in the states of California, Louisiana, and Washington. The USWA contract, ratified on February 28, 1995, also contained changes to the retiree health benefits. These changes included increased retirees' copayments, deductibles, and coinsurance, and restricted Medicare Part B premium reimbursement to the 1995 level for employees retiring after November 1, 1994. These changes will lower the Company's expenses for retiree medical care.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  The Company's accrued postretirement benefit obligation is composed of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1995   1994
                                                                  ------ -------
Accumulated postretirement benefit obligation:
  Retirees....................................................... $557.6 $ 566.2
  Active employees eligible for postretirement benefits..........   30.7    30.2
  Active employees not eligible for postretirement benefits......   61.1    98.7
                                                                  ------ -------
  Accumulated postretirement benefit obligation..................  649.4   695.1
Unrecognized net gains...........................................   20.5    55.0
Unrecognized gains related to prior-service costs................  110.9    31.8
                                                                  ------ -------
Accrued postretirement benefit obligation........................ $780.8 $ 781.9
                                                                  ====== =======

  The components of net periodic postretirement benefit cost are:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
Service cost......................................... $   4.5  $   8.2  $   7.1
Interest cost........................................    52.3     56.9     58.5
Amortization of prior service cost...................    (8.9)    (3.2)
                                                      -------  -------  -------
Net periodic postretirement benefit cost............. $  47.9  $  61.9  $  65.6
                                                      =======  =======  =======

  The 1996 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) are 8.0% and 7.5% for retirees under 65 and over 65, respectively, and are assumed to decrease gradually to 5.0% in 2007 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $68.7 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by approximately $7.8. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1995 and 1994, was 7.5% and 8.5%, respectively.

 Postemployment Benefits

  The Company provides certain benefits to former or inactive employees after employment but before retirement. The Company adopted SFAS 112 to account for postemployment benefits as of January 1, 1993, as discussed in Note 1.

 Incentive Plans

  Effective January 1, 1989, the Company and KACC adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company, KACC, and their consolidated subsidiaries. All compensation vested as of December 31, 1992, under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of the Company as of December 31, 1993. Under the LTIP, as amended, 764,092 restricted shares were distributed to six Company executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares generally will vest at the rate of 25%

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS) per year. The Company will record the related expense of $6.5 over the four-year period ending December 31, 1996. In 1993, the Company adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the Plan, of which 544,839 shares were available to be awarded at December 31, 1995. Under the Kaiser 1993 Omnibus Stock Incentive Plan, 102,564 restricted shares were distributed to two Company executives during 1994, which will vest at the rate of 25% per year. The Company will record the related expense of $1.0 over the four-year period ending December 31, 1998.

  In 1993 and 1994, the Compensation Committee of the Board of Directors approved the award of "nonqualified stock options" to members of management other than those participating in the LTIP. These options generally will vest at the rate of 20-25% per year. Information relating to nonqualified stock options is shown below:

                                                    1995       1994      1993
                                                  ---------  ---------  -------
Outstanding at beginning of year................. 1,119,680    664,400
Granted..........................................              494,800  664,400
Exercised (at $7.25 and $9.75 per share).........  (155,500)    (6,920)
Expired or forfeited.............................   (38,095)   (32,600)
                                                  ---------  ---------  -------
Outstanding at end of year (prices ranging from
 $7.25 to $12.75 per share)......................   926,085  1,119,680  664,400
                                                  =========  =========  =======
Exercisable at end of year.......................   211,755    120,180
                                                  =========  =========

  In 1995, the Company adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program. The program provides incentive pay based on performance against plan over a three-year period. KACC also has a supplemental savings and retirement plan for salaried employees, under which the participants contribute a percentage of their base salaries.

  The Company's expense for the above plans was $11.9, $6.1, and $5.3 for the years ended December 31, 1995, 1994, and 1993, respectively.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

  Changes in stockholders' equity and minority interests were:

                          MINORITY INTERESTS                      STOCKHOLDERS' EQUITY
                          -----------------------  ---------------------------------------------------
                                                                                 RETAINED   ADDITIONAL
                          REDEEMABLE                                             EARNINGS    MINIMUM
                          PREFERENCE               PREFERRED COMMON ADDITIONAL (ACCUMULATED  PENSION
                             STOCK      OTHER        STOCK   STOCK   CAPITAL     DEFICIT)   LIABILITY
                          -----------   ---------  --------- ------ ---------- ------------ ----------
BALANCE, DECEMBER 31,
 1992...................    $    32.8   $    72.1             $.6     $288.5     $ 282.8      $ (6.7)
  Net loss..............                                                          (652.2)
  Redeemable preference
   stock:
   Accretion............          4.8
   Stock redemption.....         (4.0)
  Conversions (1,967
   preference shares
   into cash)...........                      (.2)
  Common stock issued...                                                 3.3
  Preferred stock
   issued...............                              $.2              134.1
  Dividends on preferred
   stock................                                                            (6.3)
  Minority interest in
   majority-owned
   subsidiaries.........                      (.5)
  Additional minimum
   pension liability....                                                                       (14.9)
                            ---------   ---------     ---     ---     ------     -------      ------
BALANCE, DECEMBER 31,
 1993...................         33.6        71.4      .2      .6      425.9      (375.7)      (21.6)
  Net loss..............                                                          (106.8)
  Redeemable preference
   stock:
   Accretion............          4.0
   Stock redemption.....         (8.5)
  Common stock issued...                                                 2.2
  Preferred stock
   issued...............                               .4               99.7
  Dividends on preferred
   stock................                                                           (20.1)
  Minority interest in
   majority-owned
   subsidiaries.........                     15.7
  Reduction of minimum
   pension liability....                                                                        12.5
                            ---------   ---------     ---     ---     ------     -------      ------
BALANCE, DECEMBER 31,
 1994...................         29.1        87.1      .6      .6      527.8      (502.6)       (9.1)
  Net income............                                                            60.3
  Redeemable preference
   stock:
   Accretion............          3.9
   Stock redemption.....         (8.7)
   Stock repurchase.....          5.4
  Conversions (1,222
   preference shares
   into cash)...........                      (.1)
  Common stock issued
   upon redemption and
   conversion of
   preferred stock......                              (.2)     .1        1.1
  Dividends on preferred
   stock................                                                           (17.6)
  Minority interest in
   majority-owned
   subsidiaries.........                      6.0
  Incentive plans
   accretion............                                                 1.4
  Addition minimum
   pension liability....                                                                        (4.7)
                            ---------   ---------     ---     ---     ------     -------      ------
BALANCE, DECEMBER 31,
 1995...................    $    29.7   $    93.0     $.4     $.7     $530.3     $(459.9)     $(13.8)
                            =========   =========     ===     ===     ======     =======      ======

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

 Redeemable Preference Stock

  In March 1985, KACC entered into a three-year agreement with the USWA whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock." Series A Stock and Series B Stock ("Series A and B Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.

  For financial reporting purposes, Series A and B Stock were recorded at fair market value when issued, based on independent appraisals, with a corresponding charge to compensation cost. Carrying values have been increased each year to recognize accretion of redemption values and, in certain years, there have been other increases for reasons described below. Changes in Series A and B Stock are shown below.

                                                   1995      1994       1993
                                                 --------  ---------  ---------
Shares:
  Beginning of year.............................  912,167  1,081,548  1,163,221
  Redeemed...................................... (174,804)  (169,381)   (81,673)
                                                 --------  ---------  ---------
  End of year...................................  737,363    912,167  1,081,548
                                                 ========  =========  =========

  No additional Series A or B Stock will be issued. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by the Board of Directors, payable in stock or in cash at the option of KACC on or after March 1, 1991, in respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stocks are entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by the Board of Directors.

  Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1994 and 1995, KACC contributed $4.3 for each of the years 1993 and 1994, and will contribute $4.3 in March 1996 for 1995.

  Under the USWA labor contract effective November 1, 1994, KACC is obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, a profitability test was satisfied for 1995; therefore, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in 1996. The employees could elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. KACC will provide comparable purchases of Series B Stock from active participants.

  The Series A and B Stock is distributed in the event of death, retirement, or in other specified circumstances. KACC also may redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985, at redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on the Series A and B Stock.

 Preference Stock

  KACC Cumulative Convertible Preference Stock, $100 par value ("$100 Preference Stock"), restricts acquisition of junior stock and payment of dividends. At December 31, 1995, such provisions were less restrictive as to the payment of cash dividends than the 1994 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

  The 4 1/8% and 4 3/4% (1957 Series, 1959 Series, and 1966 Series) $100
Preference Stock can be exchanged for per share cash amounts of $69.30, $77.84, $78.38, and $76.46, respectively. KACC records the $100 Preference Stock at their exchange amounts for financial statement presentation and the Company includes such amounts in minority interests. The outstanding shares of KACC preference stock were:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1995   1994
                                                                   ------ ------
4 1/8%............................................................  3,237  3,657
4 3/4% (1957 Series)..............................................  2,342  2,605
4 3/4% (1959 Series).............................................. 13,162 13,534
4 3/4% (1966 Series)..............................................  3,473  3,640

 Preferred Stock

  Series A Convertible--In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). On September 19, 1995, the Company redeemed all 1,938,295 Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares in exchange for (i) 13,126,521 shares of the Company's common stock and (ii) $2.8 in cash comprised of (a) an amount equal to all accrued and unpaid dividends up to and including the day immediately prior to redemption date and (b) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

  PRIDES Convertible--In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of the PRIDES. The net proceeds from the sale of the shares of PRIDES were approximately $100.1. The Company used such net proceeds to make non-interest-bearing loans to KACC in the aggregate principal amount of $33.2 (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES will be mandatorily converted into shares of the Company's common stock), evidenced by intercompany notes, and used the balance of such net proceeds to make capital contributions to KACC in the aggregate amount of $66.9.

  Holders of shares of PRIDES are entitled to receive (when, as, and if the Board of Directors declares dividends on the PRIDES) cumulative preferential cash dividends at a rate per annum of 8.255% of the per share offering price (equivalent to $.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on the last day of March, June, September, and December of each year.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of common stock and together with the holders of any other classes or series of stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders.

  On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into one share of the Company's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record on a prior date).

  Shares of PRIDES are not redeemable, at the election of the Company, prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of common stock equal to (A) the sum of $11.9925, declining after December 31, 1996, to $11.75 until December 31, 1997, plus, in the event the Company does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by (B) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of common stock (equivalent to a conversion price of $14.10 per share of common stock), subject to adjustment in certain events. The number of shares of common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the common stock from time to time.

 Dividends on Common Stock

  The indentures governing the Senior Notes and the 12 3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Under the most restrictive of these covenants, neither the Company nor KACC currently is permitted to pay dividends on its common stock.

  At December 31, 1995, 28,000,000 shares of the Company's common stock owned by MAXXAM were pledged as security for debt of a wholly owned subsidiary of MAXXAM, consisting of $100.0 aggregate principal amount of 11 1/4% Senior Secured Notes due 2003 and $125.7 aggregate principal amount of 12 1/4% Senior Secured Discount Notes due 2003.

 Proposed Recapitalization

  On February 5, 1996, the Company announced that it filed with the SEC a preliminary proxy statement relating to a proposed recapitalization and a special meeting of stockholders to consider and vote upon the proposal. The proposed recapitalization would: (i) provide for two classes of common stock:
Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share; (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize an additional 250 million shares to be designated as Common Stock; and (iii) change each issued share of the Company's existing common stock, par value $.01 per share, into
(a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. The Company would pay cash in lieu of fractional shares. The Company anticipates that both the Class A

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Common Shares and the Common Stock will be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23,640,000 Class A Common Shares and 47,998,000 shares of Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES will increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the recapitalization, the voting power of such holders of the PRIDES will increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES are redeemed or converted, the relative voting power of such holders of the PRIDES will decrease and the relative voting power for both such holders of the PRIDES and the existing common stock will be approximately the same as it would have been had the recapitalization not occurred.

8. COMMITMENTS AND CONTINGENCIES

 Commitments

  KACC has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note
9), letters of credit, and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1995, is $88.9, of which $26.7 is due in 1997 and the rest is due in 2002. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $77.5, $85.6, and $86.7 for the years ended December 31, 1995, 1994, and 1993, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

  Minimum rental commitments under operating leases at December 31, 1995, are as follows: years ending December 31, 1996-$22.7; 1997-$21.6; 1998-$24.6; 1999-
$29.7; 2000-$27.3; thereafter-$187.0. The future minimum rentals receivable under noncancelable subleases was $67.0 at December 31, 1995.

  Rental expenses were $29.0, $26.8, and $29.0 for the years ended December 31, 1995, 1994, and 1993, respectively.

 Environmental Contingencies

  The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1995, 1994, and 1993:

                                                            1995   1994   1993
                                                            -----  -----  -----
Balance at beginning of period............................. $40.1  $40.9  $46.4
Additional amounts.........................................   3.3    2.8    1.7
Less expenditures..........................................  (4.5)  (3.6)  (7.2)
                                                            -----  -----  -----
Balance at end of period................................... $38.9  $40.1  $40.9
                                                            =====  =====  =====

  These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1996 through 2000 and an aggregate of approximately $10.0 thereafter.

  As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

 Asbestos Contingencies

  KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

  The following table presents the changes in number of such claims pending for the years ended December 31, 1995, 1994, and 1993.

                                                         1995    1994     1993
                                                        ------  -------  ------
Number of claims at beginning of period................ 25,200   23,400  13,500
Claims received........................................ 41,700   14,300  11,400
Claims settled or dismissed............................ (7,200) (12,500) (1,500)
                                                        ------  -------  ------
Number of claims at end of period...................... 59,700   25,200  23,400
                                                        ======  =======  ======

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  KACC has been advised by its regional counsel that, although there can be no assurance, the recent increase in pending claims may be attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995, and November 30, 1995, were filed in Texas prior to September 1, 1995.

  Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1995. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 for each of the years 1996 through 2000, and an aggregate of approximately $78.0 thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

  The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1995.

  While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

 Other Contingencies

  The Company or KACC is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

9. DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

  KACC enters into a number of financial instruments in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum, and fabricated aluminum products prices, and the cost of purchased commodities.

  KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1995, KACC had net forward foreign exchange contracts totaling approximately $102.8 for the purchase of 142.4 Australian dollars through April 30, 1997.

  To mitigate its exposure to declines in the market prices of alumina, primary aluminum, and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward; (iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina; and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1996 anticipated production, as of December 31, 1995, KACC had sold forward 15,750 metric tons of primary aluminum at fixed prices.

  In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and option contracts. In this regard, at December 31, 1995 KACC had purchased 53,300 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through December 1996.

  At December 31, 1995, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,721 per metric ton ($.78 per pound) of aluminum, and forward foreign exchange contracts was $4.1.

  KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties, given their creditworthiness. When appropriate, KACC arranges master netting agreements.

10. SEGMENT AND GEOGRAPHICAL AREA INFORMATION

  Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
  The aggregate foreign currency gain included in determining net income was $5.3, $.8, and $4.9 for the years ended December 31, 1995, 1994, and 1993, respectively.

  Sales of more than 10% of total revenue to a single customer were nil in 1995 and were $58.2 and $40.7 of bauxite and alumina and $147.7 and $145.7 of aluminum processing for the years ended December 31, 1994, and 1993, respectively.

  Export sales were less than 10% of total revenue during the years ended December 31, 1995, 1994, and 1993, respectively.


  Geographical area information relative to operations is summarized as follows:

                           YEAR ENDED                              OTHER
                          DECEMBER 31, DOMESTIC  CARIBBEAN AFRICA FOREIGN  ELIMINATIONS  TOTAL
                          ------------ --------  --------- ------ -------  ------------ --------
Net sales to
 unaffiliated customers.      1995     $1,589.5   $191.7   $239.4 $217.2                $2,237.8
                              1994      1,263.2    169.9    180.0  168.4                 1,781.5
                              1993      1,177.8    155.4    207.5  178.4                 1,719.1
Sales and transfers
 among geographic areas.      1995                $ 79.6          $191.5     $(271.1)
                              1994                  98.7           139.4      (238.1)
                              1993                  88.2            79.6      (167.8)
Equity in income
 (losses) of
 unconsolidated
 affiliates.............      1995     $    (.2)                  $ 19.4                $   19.2
                              1994           .2                     (2.1)                   (1.9)
                              1993                                  (3.3)                   (3.3)
Operating income (loss).      1995     $   32.0   $  9.8   $ 83.5 $ 85.3                $  210.6
                              1994       (128.8)     9.9     18.3   44.4                   (56.2)
                              1993       (145.9)   (11.8)    21.9   12.4                  (123.4)
Investment in and
 advances to
 unconsolidated
 affiliates.............      1995     $    1.2   $ 27.1          $149.9                $  178.2
                              1994          1.2     28.8           139.7                   169.7
Identifiable assets.....      1995     $2,017.9   $381.9   $196.5 $216.9                $2,813.2
                              1994      1,933.8    364.8    200.0  199.5                 2,698.1

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Financial information by industry segment at December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994, and 1993, is as follows:

                           YEAR ENDED  BAUXITE &  ALUMINUM
                          DECEMBER 31,  ALUMINA  PROCESSING CORPORATE  TOTAL
                          ------------ --------- ---------- --------- --------
Net sales to
 unaffiliated customers.      1995      $514.2    $1,723.6            $2,237.8
                              1994       432.5     1,349.0             1,781.5
                              1993       423.4     1,295.7             1,719.1
Intersegment sales......      1995      $159.7                        $  159.7
                              1994       146.8                           146.8
                              1993       129.4                           129.4
Equity in income
 (losses) of
 unconsolidated
 affiliates.............      1995      $  3.6    $   15.8   $  (.2)  $   19.2
                              1994        (4.7)        2.6       .2       (1.9)
                              1993        (2.5)        (.8)               (3.3)
Operating income (loss).      1995      $ 54.0    $  238.9   $(82.3)  $  210.6
                              1994        19.8        (8.4)   (67.6)     (56.2)
                              1993        (4.5)      (46.3)   (72.6)    (123.4)
Effect of changes in
 accounting principles
 on operating income
 (loss)
  SFAS 106..............      1993      $ (2.0)   $  (16.1)  $ (1.1)  $  (19.2)
  SFAS 109..............      1993        (7.7)       (7.8)      .3      (15.2)
Depreciation............      1995      $ 31.1    $   60.4   $  2.8   $   94.3
                              1994        33.5        59.1      2.8       95.4
                              1993        35.3        59.9      1.9       97.1
Capital expenditures....      1995      $ 27.3    $   44.0   $  8.1   $   79.4
                              1994        28.9        39.9      1.2       70.0
                              1993        35.3        31.2      1.2       67.7
Investment in and
 advances to
 unconsolidated
 affiliates.............      1995      $129.9    $   47.1   $  1.2   $  178.2
                              1994       136.6        31.9      1.2      169.7
Identifiable assets.....      1995      $746.0    $1,341.2   $726.0   $2,813.2
                              1994       749.6     1,242.3    706.2    2,698.1

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

                    CONDENSED BALANCE SHEETS--PARENT COMPANY
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1995      1994
                          ------                            --------  --------
Current assets:
  Cash and cash equivalents................................ $     .2  $    5.7
  Note receivable from KACC................................     10.7      21.2
                                                            --------  --------
    Total current assets...................................     10.9      26.9
Note receivable from KACC..................................      8.6      23.5
Investments--KACC..........................................  1,521.3   1,361.0
                                                            --------  --------
    Total.................................................. $1,540.8  $1,411.4
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities........................................ $    3.3  $    6.4
                                                            --------  --------
Intercompany note payable to KACC, including accrued
 interest..................................................  1,479.8   1,387.7
                                                            --------  --------
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000
   shares; Series A Convertible, stated value $.10, issued
   and outstanding, nil and 1,938,295 in 1995 and 1994.....                 .2
  PRIDES Convertible, par value $.05, issued and
   outstanding, 8,673,850 and 8,855,550 in 1995 and 1994...       .4        .4
  Common stock, par value $.01, authorized 100,000,000
   shares; issued and outstanding 71,638,514 and 58,205,083
   in 1995 and 1994........................................       .7        .6
  Additional capital.......................................    530.3     527.8
  Accumulated deficit......................................   (459.9)   (502.6)
  Additional minimum pension liability.....................    (13.8)     (9.1)
                                                            --------  --------
    Total stockholders' equity.............................     57.7      17.3
                                                            --------  --------
    Total.................................................. $1,540.8  $1,411.4
                                                            ========  ========

 The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

                 CONDENSED STATEMENTS OF INCOME--PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

                                                           DECEMBER 31,
                                                      ------------------------
                                                       1995    1994     1993
                                                      ------  -------  -------
Equity in income (loss) of KACC...................... $152.8  $ (20.4) $(537.2)
Administrative and general expenses..................    (.4)     (.3)     (.4)
Other income (expense):
  Interest expense...................................  (92.1)   (86.1)  (115.8)
  Other income.......................................                      1.2
                                                      ------  -------  -------
Net income (loss)....................................  $60.3  $(106.8) $(652.2)
                                                      ======  =======  =======



 The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

               CONDENSED STATEMENTS OF CASH FLOWS--PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

                                                           DECEMBER 31,
                                                      ------------------------
                                                       1995    1994     1993
                                                      ------  -------  -------
Cash flows from operating activities:
 Net income (loss)................................... $ 60.3  $(106.8) $(652.2)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
   Equity in (income) loss of KACC................... (152.8)    20.4    537.2
   Accrued interest on intercompany note payable to
    KACC.............................................   92.1     86.1    115.8
   Increase (decrease) in other liabilities..........     .2       .3     (1.0)
                                                      ------  -------  -------
     Net cash used for operating activities..........    (.2)              (.2)
                                                      ------  -------  -------
Cash flows from investing activities:
 Investment in KACC..................................   (1.2)   (66.9)   (81.5)
                                                      ------  -------  -------
     Net cash used for investing activities..........   (1.2)   (66.9)   (81.5)
                                                      ------  -------  -------
Cash flows from financing activities:
 Dividends paid......................................  (20.8)   (14.8)    (6.3)
 Capital stock issued................................    1.2    100.1    119.3
 Intercompany note issued by KACC--net...............   15.5    (13.2)   (31.5)
                                                      ------  -------  -------
     Net cash (used for) provided by financing
      activities.....................................   (4.1)    72.1     81.5
                                                      ------  -------  -------
Net (decrease) increase in cash and cash equivalents
 during the year.....................................   (5.5)     5.2      (.2)
Cash and cash equivalents at beginning of year.......    5.7       .5       .7
                                                      ------  -------  -------
Cash and cash equivalents at end of year............. $   .2  $   5.7  $    .5
                                                      ======  =======  =======
Supplemental disclosure of non-cash investing
 activities:
 Non-cash investment in KACC......................... $  9.9           $  15.0


 The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

            NOTES TO CONDENSED FINANCIAL STATEMENTS--PARENT COMPANY

1. BASIS OF PRESENTATION

  The accompanying parent company financial statements of Kaiser Aluminum Corporation ("Kaiser") should be read in conjunction with the 1995 consolidated financial statements of Kaiser and Subsidiary Companies.

  Kaiser is a holding company and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), which is reported herein using the equity method of accounting.

2. INTERCOMPANY NOTE PAYABLE

  The Intercompany Note to KACC was amended in July 1993 to decrease the fixed interest rate from 13% to 6 5/8%. No interest or principal payments are due until December 31, 2000, after which interest and principal will be payable over a 15-year term pursuant to a predetermined schedule.

3. RESTRICTED NET ASSETS

  The investment in KACC is substantially unavailable to Kaiser pursuant to the terms of certain debt instruments. The obligations of KACC in respect of the credit facilities under the 1994 Credit Agreement are guaranteed by Kaiser and by all significant subsidiaries of KACC. See Note 4 of the Notes to Consolidated Financial Statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               QUARTER ENDED
                                 -----------------------------------------------
                                 MARCH 31    JUNE 30    SEPTEMBER 30 DECEMBER 31
                                 --------    -------    ------------ -----------
                                   (IN MILLIONS OF DOLLARS, EXCEPT SHARE
                                                 AMOUNTS)
1995
  Net sales.....................  $513.0     $583.4        $550.3      $591.1
  Operating income..............    32.6       63.6          53.2        61.2
  Net income....................     3.5       23.3          12.5        21.0
  Earnings (loss) per common and
   common equivalent share:
    Primary.....................    (.03)(1)    .31           .13         .26
    Fully diluted...............                              .14
  Common stock market price:
    High........................     11 7/8      14            21         15 3/4
    Low.........................     10 1/8     10 1/2        13 7/8      10 3/4
1994
  Net sales.....................  $415.1     $459.5        $461.1      $445.8
  Operating loss................    25.6       14.2           6.9         9.5
  Loss before extraordinary
   item.........................    29.3       23.6          20.8        27.7(2)
  Extraordinary loss--net.......     5.4
  Net loss......................    34.7       23.6          20.8        27.7(2)
  Per common and common equiva-
   lent share:
    Loss before extraordinary
     loss.......................     .58        .50           .45         .57
    Extraordinary loss--net.....     .09
    Net loss....................     .67        .50           .45         .57
  Common stock market price:
    High........................     12 1/2     10 1/2        11 5/8      12 3/8
    Low.........................       9         8 1/4         9 1/2       9 3/4

- --------
(1) After deduction of $5.3 dividends on preferred stock from net income.
(2) Includes pre-tax charges of approximately $10.3, principally related to establishing additional litigation and environmental reserves in the fourth quarter of 1994.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses of the Company attributable to this offering will be reimbursed by MAXXAM Inc. and, exclusive of underwriting discounts and commissions, are as follows:

    SEC registration fee.............................................. $ 44,182
   *Printing and engraving............................................  150,000
   *Legal fees and expenses...........................................   50,000
   *Accounting fees and expenses......................................      --
   *Blue Sky fees and expenses (including counsel fees)...............   15,000
   *Miscellaneous.....................................................   40,818
                                                                       --------
     Total............................................................ $300,000
                                                                       ========

- --------
*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

  Reference also is made to Section 145 of the DGCL which provides that a corporation may indemnify any person, including directors and officers, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify its directors, officers, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director, officer, employee or agent is adjudged to be liable to the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director, officer, employee or agent actually and reasonably incurred in connection therewith.

  The Registrant's Restated Certificate of Incorporation and By-laws provide for indemnification of directors, officers and employees of the Registrant to the fullest extent authorized by law.

  The Registrant has entered into indemnification agreements with certain of its directors and officers which provide that the Registrant will indemnify such individuals if and whenever they were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director, officer or employee of the Registrant or any of its subsidiaries, or are or were serving at the request of the Registrant or any of its subsidiaries as a director, officer, employee, agent or other official of another corporation, partnership, joint venture, trust, or other enterprise, against judgments, fines and amounts paid in settlement and reasonable expenses (including attorneys' fees) actually incurred by them in connection with such action, suit or proceeding except to the extent that (a) any judgments, fines, amounts paid in settlement and expenses are finally determined by a court of competent jurisdiction to have resulted from their gross negligence or bad faith in the performance of their duties (or, alternatively in the case of certain of the indemnification agreements, result from conduct which is finally determined by a court of competent jurisdiction to be knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct), (b) any amount is paid without the prior approval of the Registrant in settlement of a proceeding brought in the name and on behalf of the Registrant or another corporation, partnership, joint venture, trust or other enterprise for which they are or were serving at the request of the Registrant as a director, officer, employee, agent or other official, (c) such indemnification is otherwise prohibited by law, whether by statute, court decision or otherwise, or (d) reimbursement of such expenses has actually been made pursuant to insurance policies maintained by the Registrant for their benefit. For these purposes, service at the request of the Registrant with respect to an "other enterprise" includes service with respect to any employee benefit plan. The agreements further provide for the advancement of expenses incurred in defending any such action, suit or proceeding upon receipt of a repayment undertaking if it is ultimately determined that such individuals are not entitled to be indemnified or to the extent they recover such expenses from others pursuant to insurance or otherwise.

  The Registrant may terminate the agreements on 90 days' prior written notice to such individuals, but the indemnification provided by the agreements continues to apply to all actions taken or failed to be taken by such individuals prior to the expiration of the 90-day notice period notwithstanding such termination.

  The foregoing discussion is qualified in its entirety by reference to the DGCL, the Registrant's Restated Certificate of Incorporation and By-laws, and the referenced indemnification agreements.

  Subject to certain limitations and exceptions, the Company has insurance coverage for losses by any person who is or hereafter may be a director or officer of the Company arising from claims against that person for any wrongful act in his capacity as a director or officer of the Company or any of its subsidiaries. The policy also provides for reimbursement to the Company for indemnification given by the Company pursuant to common or statutory law or its certificate or incorporation or by-laws to any such person arising from any such claims.

  The foregoing discussion is qualified in its entirety by reference to the DGCL and the Registrant's Restated Certificate of Incorporation and By-laws, and the referenced indemnification agreements.

ITEM 16. EXHIBITS.

                               INDEX OF EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
    4.1  Restated Certificate of Incorporation of Kaiser Aluminum Corporation
         (the "Company"), dated February 21, 1991 (incorporated by reference to
         Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form
         S-1, dated June 11, 1991, filed by the Company, Registration No. 33-
         37895).
    4.2  By-laws of the Company, amended as of February 26, 1991 (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registration
         Statement on Form S-1, dated June 11, 1991, filed by the Company,
         Registration No. 33-37895).
    5.1  Opinion of Anthony R. Pierno, Vice President and General Counsel of
         the Company, with respect to the Common Stock being registered hereunder.
    5.2  Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel with respect to the Exchangeable Securities (as such term is defined on the cover page to this Registration Statement).
  *11    Computation of Earnings (Loss) per Common and Common Equivalent Share.
  *12    Computation of Consolidated Ratio of Earnings to Combined Fixed
         Charges and Preferred Stock Dividends.
   23.1  Consent of Arthur Andersen LLP.
   23.2  Consent of Wharton Levin Ehrmantraut Klein & Nash, P.A.
   23.3  Consent of Thelen, Marrin, Johnson & Bridges.
   23.4  Consent of Anthony R. Pierno, Vice President and General Counsel of
         the Company (contained in Exhibit 5.1).
   23.5  Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (contained in Exhibit 5.2).
  *25    Power of Attorney (on signature page).

- --------
 *Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission (the "Commission") by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

    (2) That for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15 above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 23, 1996.

                                        Kaiser Aluminum Corporation

                                                George T. Haymaker, Jr.
                                        By _____________________________________
                                                George T. Haymaker, Jr.
                                            Chairman of the Board and Chief
                                                   Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                       CAPACITIES                  DATE
             ----------                       ----------                  ----

      George T. Haymaker, Jr.        Chairman of the Board and       April 23, 1996
____________________________________ Chief Executive Officer
      George T. Haymaker, Jr.        (Principal Executive
                                     Officer)

           John T. La Duc            Vice President and Chief        April 23, 1996
____________________________________ Financial Officer (Principal
           John T. La Duc            Financial Officer)

        Arthur S. Donaldson          Controller (Principal           April 23, 1996
____________________________________ Accounting Officer)
        Arthur S. Donaldson

        Robert J. Cruikshank         Director                        April 23, 1996
____________________________________
        Robert J. Cruikshank

           Ezra G. Levin             Director                        April 23, 1996
____________________________________
           Ezra G. Levin

          Robert J. Petris           Director                        April 23, 1996
____________________________________
          Robert J. Petris

         Charles E. Hurwitz          Director                        April 23, 1996
____________________________________
         Charles E. Hurwitz

           Robert Marcus             Director                        April 23, 1996
____________________________________
           Robert Marcus

                               INDEX OF EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                            PAGES
 -------                       -----------                         ------------
    4.1  Restated Certificate of Incorporation of Kaiser
         Aluminum Corporation (the "Company"), dated February
         21, 1991 (incorporated by reference to Exhibit 3.1 to
         Amendment No. 2 to the Registration Statement on Form
         S-1, dated June 11, 1991, filed by the Company,
         Registration No. 33-37895).
    4.2  By-laws of the Company, amended as of February 26, 1991
         (incorporated by reference to Exhibit 3.2 to Amendment
         No. 2 to the Registration Statement on Form S-1, dated
         June 11, 1991, filed by the Company, Registration No.
         33-37895).
    5.1  Opinion of Anthony R. Pierno, Vice President and
         General Counsel of the Company, with respect to the
         Common Stock being registered hereunder.
    5.2  Opinion of Kramer, Levin, Naftalis, Nessen, Kamin &
         Frankel with respect to the Exchangeable Securities (as
         such term is defined on the cover page to this
         Registration Statement).
  *11    Computation of Earnings (Loss) per Common and Common
         Equivalent Share.
  *12    Computation of Consolidated Ratio of Earnings to
         Combined Fixed Charges and Preferred Stock Dividends.
   23.1  Consent of Arthur Andersen LLP.
   23.2  Consent of Wharton Levin Ehrmantraut Klein & Nash, P.A.
   23.3  Consent of Thelen, Marrin, Johnson & Bridges
   23.4  Consent of Anthony R. Pierno, Vice President and
         General Counsel of the Company (contained in Exhibit
         5.1).
   23.5  Consent of Kramer, Levin, Naftalis, Nessen, Kamin &
         Frankel (contained in Exhibit 5.2).
  *25    Power of Attorney (on signature page).

- --------
 *Previously filed.